FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of March, 2003
                                          ------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F    x              Form 40-F
                   -----                        -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                         No           x
                  -----                        -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

The following documents are being furnished by Royal Caribbean Cruises Ltd. pursuant to this Report on Form 6-K:


Document No. 1 Press Release dated March 27, 2003

Document No. 2 Credit  Agreement  dated as of March 27,  2003  among  Royal
             Caribbean  Cruises  Ltd.  and  various   financial   institutions
             and Citibank, N.A. as Administrative Agent

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ROYAL CARIBBEAN CRUISES LTD.
                                  ----------------------------------------------
                                  (Registrant)



Date:  March 27, 2003             By: /s/ MICHAEL J. SMITH
                                      ------------------------------------------
                                      Michael J. Smith
                                  Vice President, General Counsel and Secretary

                                                                  Document No. 1

News From
Royal Caribbean Cruises Ltd.
Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096


                                      Contact:  Lynn Martenstein or Dan Mathewes
                                                (305) 539-6570 or (305) 539-6153

                                                           For Immediate Release


                    ROYAL CARIBBEAN EXECUTES A $500 MILLION
                    ---------------------------------------
                      UNSECURED REVOLVING CREDIT FACILITY
                      -----------------------------------

MIAMI - (March 27, 2003) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that it has executed a $500 million unsecured revolving credit facility to replace the company's current $1 billion revolving credit facility which was set to expire in June of this year. Salomon Smith Barney Inc. and Nordea served as joint lead arrangers and Den norske Bank as documentation agent for the facility. The facility has a term of five years, bears interest at LIBOR plus 1.75 percent (subject to certain adjustments) and will be utilized for general corporate purposes. The financial covenants are substantially the same as those under the company's existing revolving credit facility. The loan agreement anticipates that the company may increase the facility's size to a maximum of $1 billion upon receiving additional commitments.

"While the conflict with Iraq has caused considerable deterioration in financial market conditions during these negotiations, we are satisfied with the overall size and structure of our new facility," said Bonnie S. Biumi, acting chief financial officer of Royal Caribbean Cruises Ltd. "Combined with our other financial resources, the facility should provide us with sufficient liquidity to take delivery of the three remaining ships in our 13 ship fleet expansion program."

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 25 ships in service and three under construction or on firm order. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.


Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance  or  achievements  expressed  or  implied  in those  forward-looking statements. Such factors include general economic and business conditions, vacation industry competition, including cruise industry competition, changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships at sea, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in interest rates or oil prices, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                                     (####)

                                                                  Document No. 1

                                                                  EXECUTION COPY

                               U.S. $500,000,000

                               CREDIT AGREEMENT,

                           dated as of March 27, 2003

                         ROYAL CARIBBEAN CRUISES LTD.,
                                as the Borrower,

                                      and

                      SALOMON SMITH BARNEY INC. and NORDEA
                              as Co-Lead Arrangers

                                      and

                                 CITIBANK, N.A.
                            as Administrative Agent

                                      and

                                     NORDEA
                              as Syndication Agent

                                      and

                              DEN NORSKE BANK ASA
                             as Documentation Agent

                               TABLE OF CONTENTS
                                                                            PAGE
                                   ARTICLE I

                        DEFINITIONS AND ACCOUNTING TERMS
SECTION 1.1. Defined Terms ...............................................   1
SECTION 1.2. Use of Defined Terms ........................................   11
SECTION 1.3. Cross-References ............................................   11
SECTION 1.4. Accounting and Financial Determinations .....................   11

                                   ARTICLE II

                  COMMITMENTS, BORROWING PROCEDURES AND NOTES

SECTION 2.1. Commitment Amounts ..........................................   12
        SECTION 2.1.1. Commitment of Each Lender .........................   12
        SECTION 2.1.2. Lenders Not Permitted or Required To Make Loans
                Under Certain Circumstances ..............................   12
        SECTION 2.1.3. Defaulting Lenders ................................   12
SECTION 2.2. Reduction of Commitments ....................................   12
        SECTION 2.2.1. Optional ..........................................   12
        SECTION 2.2.2. Mandatory .........................................   12
SECTION 2.3. Borrowing Procedure .........................................   13
SECTION 2.4. Election of Interest Periods ................................   13
SECTION 2.5. Funding .....................................................   13
SECTION 2.6. Notes .......................................................   13
SECTION 2.7. Increase in Combined Commitments ............................   13

                                  ARTICLE III

                   REPAYMENTS, PREPAYMENTS, INTEREST AND FEES

SECTION 3.1. Repayments and Prepayments .................................    15
SECTION 3.2. Interest Provisions ........................................    15
        SECTION 3.2.1. Rates ............................................    15
        SECTION 3.2.2. Post-Maturity Rates ..............................    15
        SECTION 3.2.3. Payment Dates ....................................    16
        SECTION 3.2.4. Interest Rate Determination; Replacement Reference
               Lenders ..................................................    16
SECTION 3.3. Commitment Fees ............................................    16
        SECTION 3.3.1. Payment ..........................................    17
        SECTION 3.3.2. Applicable Percentage ............................    17

                                   ARTICLE IV

                     CERTAIN LIBO RATE AND OTHER PROVISIONS

SECTION 4.1. LIBO Rate Lending Unlawful .................................    18
SECTION 4.2. Deposits Unavailable .......................................    18
SECTION 4.3. Increased LIBO Rate Loan Costs, etc ........................    19
SECTION 4.4. Funding Losses .............................................    20
SECTION 4.5. Increased Capital Costs ....................................    20
SECTION 4.6. Taxes ......................................................    21
SECTION 4.7. Reserve Costs ..............................................    23
SECTION 4.8. Replacement Lenders, etc ...................................    23
SECTION 4.9. Payments, Computations, etc ................................    24
SECTION 4.10. Sharing of Payments .......................................    25
SECTION 4.11. Setoff ....................................................    25
SECTION 4.12. Use of Proceeds ...........................................    25

                                   ARTICLE V

                            CONDITIONS TO BORROWING

SECTION 5.1. Initial Borrowing ..........................................    25
        SECTION 5.1.1. Resolutions, etc .................................    26
        SECTION 5.1.2. Delivery of Notes ................................    26
        SECTION 5.1.3. Ownership, etc. of Vessels .......................    26
        SECTION 5.1.4. Opinions of Counsel ..............................    26
        SECTION 5.1.5. Closing Fees, Expenses, etc ......................    27
SECTION 5.2. All Borrowings .............................................    27
        SECTION 5.2.1. Compliance with Warranties, No Default, etc ......    27
        SECTION 5.2.2. Borrowing Request ................................    27
SECTION 5.3. All Borrowings .............................................    27

                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES

SECTION 6.1. Organization, etc. .........................................    28
SECTION 6.2. Due Authorization, Non-Contravention, etc. .................    28
SECTION 6.3. Government Approval, Regulation, etc .......................    28
SECTION 6.4. Compliance with Environmental Laws 28
SECTION 6.5. Validity, etc ..............................................    28
SECTION 6.6. Financial Information ......................................    29
SECTION 6.7. No Defaults under Material Agreements ......................    29
SECTION 6.8. No Default, Event of Default or Prepayment Event ...........    29
SECTION 6.9. Litigation .................................................    29
SECTION 6.10. Vessels ...................................................    29

SECTION 6.11. Subsidiaries ..............................................    30
SECTION 6.12. Obligations rank pari passu ...............................    30
SECTION 6.13. Withholding, etc. .........................................    30
SECTION 6.14. No Filing, etc. Required ..................................    30
SECTION 6.15. No Immunity ...............................................    30
SECTION 6.16. Pension Plans .............................................    30
SECTION 6.17. Investment Company Act ....................................    30
SECTION 6.18. Regulation U ..............................................    30
SECTION 6.19. Accuracy of Information ...................................    30

                                  ARTICLE VII

                                   COVENANTS

SECTION 7.1. Affirmative Covenants ......................................    31
SECTION 7.1.1. Financial Information, Reports, Notices, etc..............    31
SECTION 7.1.2. Approvals and Other Consents .............................    32
SECTION 7.1.3. Compliance with Laws, etc ................................    32
SECTION 7.1.4. Vessels ..................................................    32
SECTION 7.1.5. Insurance ................................................    33
SECTION 7.1.6. Books and Records ........................................    33
SECTION 7.2. Negative Covenants .........................................    33
SECTION 7.2.1. Business Activities ......................................    33
SECTION 7.2.2. Indebtedness .............................................    33
SECTION 7.2.3. Liens ....................................................    33
SECTION 7.2.4. Financial Condition ......................................    35
SECTION 7.2.5. Investments ..............................................    36
SECTION 7.2.6. Consolidation, Merger, etc ...............................    36

SECTION 7.2.7. Asset Dispositions, etc. .................................    36
SECTION 7.2.8. Transactions with Affiliates .............................    37

                                  ARTICLE VIII

                               EVENTS OF DEFAULT

SECTION 8.1. Listing of Events of Default ...............................    37
        SECTION 8.1.1. Non-Payment of Obligations .......................    37
        SECTION 8.1.2. Breach of Warranty ...............................    37
        SECTION 8.1.3. Non-Performance of Certain Covenants and
                Obligations .............................................    37
        SECTION 8.1.4. Default on Other Indebtedness ....................    38
        SECTION 8.1.5. Pension Plans ....................................    38
        SECTION 8.1.6. Bankruptcy, Insolvency, etc ......................    38
        SECTION 8.1.7. Ownership of Principal Subsidiaries ..............    39
        SECTION 8.2. Action if Bankruptcy ...............................    39
SECTION 8.3. Action if Other Event of Default ...........................    39

                                   ARTICLE IX

                               PREPAYMENT EVENTS

SECTION 9.1. Listing of Prepayment Events ...............................    40
        SECTION 9.1.1. Change in Ownership ..............................    40
        SECTION 9.1.2. Change in Board ..................................    40
        SECTION 9.1.3. Unenforceability .................................    40
        SECTION 9.1.4. Approvals ........................................    40
        SECTION 9.1.5. Non-Performance of Certain Covenants and
                Obligations .............................................    41
        SECTION 9.1.6. Judgments ........................................    41
        SECTION 9.1.7. Condemnation, etc ................................    41

        SECTION 9.1.8. Arrest ...........................................    41
        SECTION 9.2. Mandatory Prepayment ...............................    41

                                   ARTICLE X

                                   THE AGENTS

SECTION 10.1. Actions ...................................................    41
SECTION 10.2. Funding Reliance, etc .....................................    42
SECTION 10.3. Exculpation ...............................................    42
SECTION 10.4. Successor .................................................    43
SECTION 10.5. Loans by the Agents .......................................    44
SECTION 10.6. Credit Decisions ..........................................    44
SECTION 10.7. Copies, etc ...............................................    44
SECTION 10.8. Agency Fee ................................................    44

                                   ARTICLE XI

                            MISCELLANEOUS PROVISIONS

SECTION 11.1. Waivers, Amendments, etc. .................................    44
SECTION 11.2. Notices ...................................................    45
SECTION 11.3. Payment of Costs and Expenses .............................    46
SECTION 11.4. Indemnification ...........................................    47
SECTION 11.5. Survival ..................................................    48
SECTION 11.6. Severability ..............................................    48
SECTION 11.7. Headings ..................................................    48
SECTION 11.8. Execution in Counterparts, Effectiveness, etc .............    49
SECTION 11.9. Governing Law; Entire Agreement ...........................    49
SECTION 11.10. Successors and Assigns ...................................    49

SECTION 11.11. Sale and Transfer of Loans and Note; Participations in
        Loans and Note ..................................................    49
        SECTION 11.11.1. Assignments ....................................    49
        SECTION 11.11.2. Participations .................................    51
SECTION 11.12. Other Transactions .......................................    51
SECTION 11.13. Forum Selection and Consent to Jurisdiction ..............    51
SECTION 11.14. Process Agent ............................................    52
SECTION 11.15. Judgment .................................................    52
SECTION 11.16. Waiver of Jury Trial .....................................    53

SCHEDULE I - Disclosure Schedule

EXHIBITS

Exhibit A       -       Form of Note

Exhibit B       -       Form of Borrowing Request

Exhibit C       -       Form of Interest Period Notice

Exhibit D-1     -       Form of Opinion of Michael. J. Smith, Esq.

Exhibit D-2     -       Form of Opinion of Watson, Farley & Williams

Exhibit E       -       Form of Lender Assignment Agreement

Exhibit F       -       Form of Commitment Increase Agreement

Exhibit G       -       Form of Added Lender Agreement

Exhibit H       -       Form of Opinion of Shearman & Sterling

CREDIT AGREEMENT

     THIS CREDIT AGREEMENT, dated as of March 27, 2003, is among ROYAL CARIBBEAN CRUISES LTD., a Liberian corporation (the "Borrower"), the various financial institutions as are or shall become parties hereto (collectively, the "Lenders") and CITIBANK, N.A. ("Citibank"), as administrative agent (in such capacity, the "Administrative Agent") for the Lenders.

                              W I T N E S S E T H:

     WHEREAS, the Borrower desires to obtain Commitments from the Lenders pursuant to which Loans, in a maximum aggregate principal amount at any one time outstanding not to exceed $500,000,000 (subject to adjustment as provided herein), will be made to the Borrower from time to time prior to the Commitment Termination Date; and

     WHEREAS,  the  Lenders  are  willing,  on  the  terms  and  subject  to the
conditions   hereinafter  set  forth  (including  Article  V),  to  extend  such
Commitments and make such Loans to the Borrower; and

     WHEREAS, the proceeds of such Loans will be used for general corporate purposes, including capital expenditures, of the Borrower and its Subsidiaries but excluding use for the purpose of financing hostile acquisitions by the Borrower; NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I

                        DEFINITIONS AND ACCOUNTING TERMS

     SECTION  1.1.   Defined  Terms.   The  following   terms  (whether  or  not
underscored) when used in this Agreement, including its preamble and recitals, shall, when capitalized, except where the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

     "Accumulated  Other  Comprehensive  Income  (Loss)"  means  at any date the
Borrower's   accumulated  other  comprehensive   income  (loss)  on  such  date,
determined in accordance with GAAP. "Added Lender" is defined in Section 2.7.

     "Administrative Agent" is defined in the preamble and includes each other Person as shall have subsequently been appointed as the successor Administrative Agent, and as shall have accepted such appointment, pursuant to Section 10.4.

     "Affiliate" of any Person means any other Person which, directly or indirectly, controls, is controlled by or is under common control with such Person. A Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, power to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.


     "Agents" means (a) the Administrative Agent and (b) Nordea and DnB in their respective capacities as agents under Article X, together with their respective successors (if any) in such capacity.

     "Agreement" means, on any date, this Credit Agreement as originally in effect on the Effective Date and as thereafter from time to time amended, supplemented, amended and restated, or otherwise modified and in effect on such date.

     "Applicable Jurisdiction" means the jurisdiction or jurisdictions under which the Borrower is organized, domiciled or resident or from which any of its business activities are conducted or in which any of its properties are located and which has jurisdiction over the subject matter being addressed.

     "Applicable Margin" means, as of any date, the percentage per annum set forth below opposite the Senior Debt Rating on such date provided by S&P and
Moody's:


     Senior Debt Rating                Applicable Margin
----------------------------          -----------------------
(S&P)             (Moody's)
BBB or higher     Baa2 or higher               1.25%
BBB-              Baa3                         1.50%
BB+               Ba1                          1.75%
BB                Ba2                          2.00%
BB- or lower      Ba1 or lower                 2.25%


provided that:

          (a) if at any time the Senior Debt Rating provided by Moody's differs from the Senior Debt Rating provided by S&P by one level, the Applicable Margin shall be the percentage per annum set forth opposite the higher of such two Senior Debt Ratings;

          (b) if at any time the Senior Debt Rating provided by Moody's differs from the Senior Debt Rating provided by S&P by more than one level, the Applicable Margin shall be the percentage per annum set forth opposite the rating one level below the higher of such two Senior Debt Ratings;

          (c) if at any time a Senior Debt Rating is provided by one of but not both Moody's and S&P, the Applicable Margin shall be determined by reference to the Senior Debt Rating provided by the agency which gives such rating; and

          (d) if at any time no Senior Debt Rating is provided by Moody's and no Senior Debt Rating is provided by S&P, the Applicable Margin shall be 2.50% per annum unless (i) within 21 days of being notified by the Administrative Agent that both Moody's and S&P have ceased to give a Senior Debt Rating, the Borrower has obtained from at least one of such agencies a private implied rating for its senior debt or (ii) having failed to obtain such private rating within such 21-day period, the Borrower and the Lenders shall have agreed within a further 15-day period (during which period the Borrower and the Agents shall consult in good faith to find an alternative method of providing an implied rating of the Borrower's senior debt) on an alternative rating method, which agreed alternative shall apply for the purposes of this Agreement.


     "Applicable Percentage" is defined in Section 3.3.2.

     "Approved Appraiser" means any of the following: Barry Rogliano Salles, Paris, H Clarkson & Co. Ltd., London, R.S. Platou Shipbrokers, Norway, or Fearnley AS, Norway.

     "Assignee Lender" is defined in Section 11.11.1.

     "Authorized Officer" means those officers of the Borrower authorized to act with respect to the Loan Documents and whose signatures and incumbency shall have been certified to the Administrative Agent by the Secretary or an Assistant Secretary of the Borrower.

     "Borrower" is defined in the preamble.

     "Borrowing" means Loans having the same Interest Period made on the same Business Day and pursuant to the same Borrowing Request in accordance with
Section 2.1.

     "Borrowing Request" means a loan request and certificate duly executed by an Authorized Officer of the Borrower, substantially in the form of Exhibit B-1 hereto.

     "Business Day" means any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York City, London or Frankfurt, and if the applicable Business Day relates to a Borrowing, Interest Period, prepayment or conversion, in each case with respect to any Loan bearing interest by reference to the LIBO Rate, on which dealings in deposits in Dollars are carried on in the London interbank market.

     "Capital Lease Obligations" means obligations of the Borrower or any Subsidiary of the Borrower under any leasing or similar arrangement which, in accordance with GAAP, would be classified as capitalized leases.

     "Capitalization" means, as at any date, the sum of (a) Net Debt on such date, plus (b) Stockholders' Equity on such date.

     "Capitalized Lease Liabilities" means the principal portion of all monetary obligations of the Borrower or any of its Subsidiaries under any leasing or similar arrangement which, in accordance with GAAP, would be classified as capitalized leases, and, for purposes of this Agreement and each other Loan Document, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP.

     "Cash Equivalents" means all amounts other than cash that are included in the "cash and cash equivalents" shown on the Borrower's balance sheet prepared in accordance with GAAP.

     "Closing Date" is defined in Section 5.1.

     "Code" means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

     "Commitment" means, relative to any Lender, such Lender's obligation to make Loans pursuant to Section 2.1.1.

     "Commitment Amount" means, on any date, $500,000,000, as such amount shall be reduced from time to time pursuant to Section 2.2 or increased from time to time pursuant to Section 2.7. "Commitment Fees" is defined in Section 3.3.

     "Commitment Termination Date" means the earliest of:

          (a) the Stated Maturity Date;

          (b) the date on which the Commitment Amount is terminated in full or reduced to zero pursuant to Section 2.2; and

          (c) the date on which any Commitment Termination Event occurs.

Upon the occurrence of any event described in clause (b) or (c), the Commitments shall terminate automatically and without further action.

     "Commitment Termination Event" means:

          (a) the occurrence of any Default described in clauses (a) through (d) of Section 8.1.6;

          (b) the occurrence and continuance of any Event of Default (other than as described in clause (a) above) and the giving of notice by the Administrative Agent, acting at the direction of the Required Lenders, to the Borrower that the Commitments have been terminated; or

          (c) the occurrence and continuance of a Prepayment Event and the giving of notice by the Administrative Agent, acting at the direction of the Required Lenders, to the Borrower that the Commitments have been terminated.


     "Controlled Group" means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414(b) or 414(c) of the Code or
Section 4001 of ERISA.

     "Default" means any Event of Default or any condition, occurrence or event which, after notice or lapse of time or both, would constitute an Event of Default.

     "Disclosure  Schedule"  means the Disclosure  Schedule  attached  hereto as
Schedule I.

     "DnB" means Den norske Bank ASA.

     "Dollar" and the sign "$" mean lawful money of the United States.

     "Effective Date" means the date this Agreement becomes effective pursuant to Section 11.8.

     "Environmental Laws" means all applicable federal, state, local or foreign statutes, laws, ordinances, codes, rules and regulations (including consent decrees and administrative orders) relating to the protection of the environment.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to sections of ERISA also refer to any successor sections.

     "Event of Default" is defined in Section 8.1.

     "Existing Debt" means the obligations of the Borrower or its Subsidiaries in connection with (i) the Lease Agreement, with respect to the vessel LEGEND OF THE SEAS, dated March 3, 1993 between G.I.E. Cruise Vision One and the Borrower,
(ii) the Lease Agreement, with respect to the vessel SPLENDOUR OF THE SEAS, dated March 3, 1993 between G.I.E. Cruise Vision Two and the Borrower, (iii) the Loan Facility Agreement with respect to the vessel CENTURY, dated November 29, 1993 between KfW and Blue Sapphire Marine Inc., (iv) the Loan Facility Agreement with respect to the vessel GALAXY, dated November 29, 1993 between KfW and Esker Marine Shipping Inc,(v) the Loan Facility Agreement with respect to the vessel MERCURY, dated December 12, 1997 between KfW and Seabrook Maritime Inc., (vi) the Buyer Credit Agreement with respect to the vessel SUMMIT dated March 31, 2001 between Summit Inc., Societe Generale and Credit Agricole Indosuez, (vii) the Buyer Credit Agreement with respect to the vessel CONSTELLATION dated December 18, 2001 between Constellation Inc., Societe Generale and Credit
Agricole Indosuez and (viii) the Bareboat Charterparty with respect to the vessel BRILLIANCE OF THE SEAS dated July 5, 2002 between Halifax Leasing (September) Limited and RCL (UK) LTD, and the replacement, extension, renewal or amendment of the foregoing without increase in the amount or change in any direct or contingent obligor of such obligations.

     "Existing Group" means the following Persons: (a) A. Wilhelmsen AS., a Norwegian corporation ("Wilhelmsen"); (b) Cruise Associates, a Bahamian general partnership ("Cruise"); and (c) any Affiliate of either or both of Wilhelmsen and Cruise.


     "Existing Principal Subsidiaries" means each Subsidiary of the Borrower that is a Principal Subsidiary on the date hereof.

     "Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

          "Fiscal Quarter" means any quarter of a Fiscal Year.

          "Fiscal Year" means any annual fiscal reporting period of the Borrower.

          "Fixed  Charge  Coverage  Ratio"  means,  as of the end of any  Fiscal
     Quarter, the ratio computed for the period of four consecutive Fiscal Quarters ending on the close of such Fiscal Quarter of:

          (a) net cash from operating activities (determined in accordance with GAAP) for such period, as shown in the Borrower's consolidated statement of cash flow for such period, to


          (b) the sum of:

               (i) dividends actually paid by the Borrower during such period (including, without limitation, dividends in respect of preferred stock of the Borrower); plus

               (ii) scheduled payments of principal of all debt less New Financings (determined in accordance with GAAP, but in any event including Capitalized Lease Liabilities) of the Borrower and its Subsidiaries for such period.

     "F.R.S. Board" means the Board of Governors of the Federal Reserve System or any successor thereto.

     "GAAP" is defined in Section 1.4.

     "Government-related Obligations" means obligations of the Borrower or any Subsidiary of the Borrower under, or Indebtedness incurred by the Borrower or any Subsidiary of the Borrower to satisfy obligations under, any governmental requirement imposed by any Applicable Jurisdiction that must be complied with to enable the Borrower and its Subsidiaries to continue their business in such Applicable Jurisdiction, excluding, in any event, any taxes imposed on the Borrower or any Subsidiary of the Borrower.

     "Hedging Instruments" means options, caps, floors, collars, swaps, forwards, futures and any other agreements, options or instruments substantially similar thereto or any series or combination thereof used to hedge interest, foreign currency and commodity exposures.

     "herein", "hereof", "hereto", "hereunder" and similar terms contained in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular Section, paragraph or provision of this Agreement or such other Loan Document.

     "Increased Commitment Date" is defined in Section 2.7.

     "Increasing Lenders" is defined in Section 2.7.

     "Indebtedness" means, for any Person: (a) obligations created, issued or incurred by such Person for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person); (b) obligations of such Person to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable (other than for borrowed money) arising, and accrued expenses incurred, in the ordinary course of business so long as such trade accounts payable are payable within 180 days of the date the respective goods are delivered or the respective services are rendered; (c) Indebtedness of others secured by a Lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (d) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (e) Capital Lease Obligations of such Person; (f) Indebtedness of others guaranteed by such Person; (g) obligations of such Person in respect of surety bonds and similar obligations; and (h) Hedging Instruments.

     "Indemnified Liabilities" is defined in Section 11.4.

     "Indemnified Parties" is defined in Section 11.4.

     "Interest Payment Date" means any date on which interest is payable with respect to Loans pursuant to clause (c) of Section 3.2.3.

     "Interest Period" means, relative to any Loans, the period beginning on (and including) the date on which such Loan is made or continued pursuant to
Section 2.3 or 2.4 and shall end on (but exclude) the day which numerically corresponds to such date one, three, six or twelve months thereafter or longer (provided that any Interest Period longer than twelve months duration shall be subject to availability and the agreement of all the Lenders) or, if such month has no numerically corresponding day, on the last Business Day of such month, in either case as the Borrower may select in its relevant notice pursuant to
Section 2.3 or 2.4; provided that:

          (a) the Borrower shall not be permitted (i) to select Interest Periods to be in effect at any one time which have expiration dates occurring on more than 15 different dates or (ii) except to the extent provided in
     Section 2.4, to have outstanding more than six one-month Interest Periods with respect to any Loan in any 12-month period (unless otherwise agreed to by the Required Lenders);

          (b) Interest Periods commencing on the same date for Loans comprising part of the same Borrowing shall be of the same duration (without limiting the ability of the Borrower to have more than one Borrowing on the same date);

          (c) if such Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day (unless such next following Business Day is the first Business Day of a calendar month, in which case such Interest Period shall end on the Business Day next preceding the first Business Day of such calendar month); and

     (d) no Interest Period may end later than the Stated Maturity Date.

     "Interest Period Notice" means a certificate duly executed by an Authorized Officer of the Borrower, substantially in the form of Exhibit C hereto.

     "Investment" means, relative to any Person,

          (a) any loan or advance made by such Person to any other Person (excluding commission, travel, expense and similar advances to officers and employees made in the ordinary course of business); and

          (b) any ownership or similar interest held by such Person in any other Person.

     "Lender   Assignment   Agreement"  means  a  Lender  Assignment   Agreement
substantially in the form of Exhibit F.

     "Lenders" is defined in the preamble.

     "Lending Office" means, relative to any Lender, the office of such Lender designated as such below its signature hereto or designated in a Lender Assignment Agreement or Assumption Agreement or such other office of a Lender as designated from time to time by notice from such Lender to the Borrower and the Administrative Agent, whether or not outside the United States, which shall be making or maintaining Loans of such Lender hereunder.

     "LIBO Rate" means, relative to any Interest Period, the rate per annum of the offered quotation for deposits in Dollars for delivery on the first day of such Interest Period and for the duration thereof which appears on Telerate Page 3750 at or about 11:00 a.m. (London time) two Business Days before the commencement of such Interest Period; provided that:

          (a) subject to Section 3.2.4, if no such offered quotation appears on Telerate Page 3750 at the relevant time, the LIBO Rate shall be the rate per annum certified by the Administrative Agent to be the average of the rates quoted by the Reference Lenders as the rate at which each of the Reference Lenders was (or would have been) offered deposits of Dollars by prime banks in the London interbank eurocurrency market in an amount approximately equal to the amount of each such Reference Lender's Loan for the relevant Borrowing and for a period approximately equal to such Interest Period; and

          (b) for the purposes of determining the post-maturity rate of interest under Section 3.2.2, the LIBO Rate shall be determined by reference to deposits on an overnight or call basis or for such other period or periods as the Administrative Agent may determine after consultation with the Lenders.

     "Lien" means any security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge against or interest in property to secure payment of a debt or performance of an obligation or other priority or preferential arrangement of any kind or nature whatsoever.

     "Loan" is defined in Section 2.1.1.

     "Loan Document" means this Agreement and the Notes.

     "Material Adverse Effect" means a material adverse effect on (a) the business, operations, condition (financial or otherwise) or prospects of the Borrower or the Borrower and its Principal Subsidiaries taken as a whole, (b) the rights and remedies of the Administrative Agent or any Lender under the Loan Documents or (c) the ability of the Borrower to perform its Obligations under the Loan Documents.

     "Material Litigation" is defined in Section 6.9.

     "Moody's" means Moody's Investors Service, Inc.

     "Net Debt" means, at any time, the aggregate outstanding principal amount of all debt (including, without limitation, the principal portion of all capitalized leases) of the Borrower and its Subsidiaries (determined on a
consolidated   basis  in  accordance   with  GAAP)  less  the  sum  of  (without
duplication);

          (a) all cash on hand of the Borrower and its Subsidiaries; plus

          (b) all Cash Equivalents.

     "Net Debt to Capitalization Ratio" means, as at any date, the ratio of (a) Net Debt on such date to (b) Capitalization on such date.

     "New Financings" means proceeds from:

          (a) borrowed money (whether by loan or issuance and sale of debt securities), including drawings under this Agreement, and

          (b) the issuance and sale of equity securities.

     "Note" means a promissory note of the Borrower payable to any Lender, in the form of Exhibit A hereto (as such promissory note may be amended, endorsed or otherwise modified from time to time), evidencing the aggregate Indebtedness of the Borrower to such Lender resulting from outstanding Loans, and also means all other promissory notes accepted from time to time in substitution therefor or renewal thereof.

     "Obligations" means all obligations (monetary or otherwise) of the Borrower arising under or in connection with this Agreement and the Notes.

     "Organic Document" means, relative to the Borrower, its certificate of incorporation and its by-laws.

     "Participant" is defined in Section 11.11.2.

     "Pension Plan" means a "pension plan", as such term is defined in section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in section 4001(a)(3) of ERISA), and to which the Borrower or any corporation, trade or business that is, along with the Borrower, a member of a Controlled Group, may have liability, including any liability by reason of being deemed to be a contributing sponsor under section 4069 of ERISA.

     "Percentage" means, relative to any Lender, the percentage set forth opposite its signature hereto or as set forth in the applicable Lender Assignment Agreement, as such percentage may be adjusted from time to time pursuant to Section 2.7 or Section 4.8 or pursuant to Lender Assignment Agreement(s) executed by such Lender and its Assignee Lender(s) and delivered pursuant to Section 11.11.1.

     "Person"  means  any  natural  person,  corporation,   partnership,   firm,
association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

     "Prepayment Event" is defined in Section 9.1.

     "Principal Subsidiary" means any Subsidiary of the Borrower that owns a Vessel.

     "Quarterly Payment Date" means the last day of each March, June, September, and December or, if any such day is not a Business Day, the next succeeding Business Day.

     "Reference Lenders" means Citibank, DnB and Nordea and includes each replacement Reference Lender appointed by the Administrative Agent pursuant to
Section 3.2.4. "Required Lenders" means, at any time, Lenders that, in the aggregate, hold more than 50% of the aggregate unpaid principal amount of the Loans or, if no such principal amount is then outstanding, Lenders that in the aggregate have more than 50% of the Commitments.

     "S&P" means  Standard & Poor's,  a division of The  McGraw-Hill  Companies,
Inc.

     "Senior Debt Rating" means, as of any date, (a) the implied senior debt rating of the Borrower for debt pari passu in right of payment and in right of collateral security with the Obligations as given by Moody's and S&P or (b) in the event the Borrower receives an actual unsecured senior debt rating (apart from an implied rating) from Moody's and/or S&P, such actual rating or ratings, as the case may be (and in such case the Senior Debt Rating shall not be determined by reference to any implied senior debt rating from either agency).

     "Stated Maturity Date" means the fifth anniversary of the date hereof.

     "Stockholders' Equity" means, as at any date, the Borrower's stockholders' equity on such date, determined in accordance with GAAP, provided that any non-cash charge to Stockholders' Equity resulting (directly or indirectly) from a change after the Effective Date in GAAP or in the interpretation thereof shall be disregarded in the computation of Stockholders' Equity such that the amount of any reduction thereof resulting from such change shall be added back to Stockholders' Equity. "

     "Subsidiary" means, with respect to any Person, any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

     "Taxes" is defined in Section 4.6.

     "Telerate Page 3750" means the display designated as "Page 3750" on the Moneyline Telerate Service (or such other page as may replace Page 3750 on that service or such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for deposits in Dollars).

     "United States" or "U.S." means the United States of America, its fifty States and the District of Columbia.

     "Vessel" means a passenger cruise vessel owned by the Borrower or one of its Subsidiaries.

     "Voting Stock" means shares of capital stock of the Borrower of any class or classes (however designated) that have by the terms thereof normal voting power to elect the members of the Board of Directors of the Borrower (other than voting power upon the occurrence of a stated contingency, such as the failure to pay dividends).

     SECTION 1.2. Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall, when capitalized, have such meanings when used in the Disclosure Schedule and in each Note, Borrowing Request, notice and other communication delivered from time to time in connection with this Agreement or any other Loan Document.

     SECTION 1.3. Cross-References. Unless otherwise specified, references in this Agreement and in each other Loan Document to any Article or Section are references to such Article or Section of this Agreement or such other Loan Document, as the case may be, and, unless otherwise specified, references in any Article, Section or definition to any clause are references to such clause of such Article, Section or definition.

     SECTION 1.4. Accounting and Financial Determinations. Unless otherwise specified, all accounting terms used herein or in any other Loan Document shall be interpreted, all accounting determinations and computations hereunder or thereunder (including under Section 7.2.4) shall be made, and all financial statements required to be delivered hereunder or thereunder shall be prepared, in accordance with United States generally accepted accounting principles ("GAAP") consistently applied (or, if not consistently applied, accompanied by details of the inconsistencies); provided that if, as a result of any change in GAAP or in the interpretation thereof after the date of the financial statements referred to in Section 6.6, there is a change in the manner of determining any of the items referred to herein that are to be determined by reference to GAAP, and the effect of such change would (in the reasonable opinion of the Agents) be such as to affect the basis or efficacy of the covenants contained in Section
7.2.4 in ascertaining the financial condition of the Borrower or the consolidated financial condition of the Borrower and its Subsidiaries, then such item shall for the purposes of such Sections of this Agreement continue to be determined in accordance with GAAP relating thereto as GAAP were applied immediately prior to such change in GAAP or in the interpretation thereof.

                                   ARTICLE II

                  COMMITMENTS, BORROWING PROCEDURES AND NOTES

     SECTION 2.1. Commitment Amounts. On the terms and subject to the conditions of this Agreement (including Article V), each Lender severally agrees to make Loans pursuant to the Commitments described in this Section 2.1.

     SECTION 2.1.1. Commitment of Each Lender. From time to time on any Business Day occurring prior to the Commitment Termination Date, each Lender will make loans (relative to such Lender, its "Loans") to the Borrower equal to such Lender's Percentage of the aggregate amount of the Borrowing requested by the Borrower to be made on such day. The commitment of each Lender described in this
Section 2.1.1 is herein referred to as its "Commitment". On the terms and subject to the conditions hereof, the Borrower may from time to time borrow, prepay and reborrow Loans.

     SECTION 2.1.2. Lenders Not Permitted or Required To Make Loans Under Certain Circumstances. No Lender shall be permitted or required to make any Loan if, after giving effect thereto, the aggregate outstanding principal amount of all Loans

     (a) of all Lenders would exceed the Commitment Amount, or

     (b) of such Lender would exceed such Lender's Percentage of the Commitment Amount.

     SECTION 2.1.3. Defaulting Lenders. If any Lender shall default in its obligations under Section 2.1, the Agents shall, at the request of the Borrower, use reasonable efforts to find a bank or other financial institution acceptable to the Borrower to replace such Lender on terms acceptable to the Borrower and to have such bank or other financial institution replace such Lender.

     SECTION 2.2. Reduction of Commitments. The Commitment Amount is subject to reduction from time to time pursuant to this Section 2.2.

          SECTION 2.2.1. Optional. The Borrower may, from time to time on any Business Day occurring after the time of the initial Borrowing hereunder, voluntarily reduce the Commitment Amount; provided that all such reductions shall be made pro rata among the Lenders and shall require at least three Business Days' prior notice to the Administrative Agent and be permanent, and any partial reduction of the Commitment Amount shall be in a minimum amount of $10,000,000 and in a multiple of $1,000,000. The Commitment Amount may not be reduced below the outstanding principal amount of the Loans.

     SECTION 2.2.2. Mandatory. On and after the Commitment Termination Date, the Commitment Amount shall be zero.

     SECTION 2.3. Borrowing Procedure. By delivering a Borrowing Request to the Administrative Agent on or before 11:00 a.m., New York time, on a Business Day, the Borrower may from time to time irrevocably request, on not less than two Business Days' notice, that a Borrowing be made in a minimum amount of $10,000,000 and a multiple of $1,000,000, or in the unused amount of the Commitments. On the terms and subject to the conditions of this Agreement, each Borrowing shall be made on the Business Day specified in such Borrowing Request. On or before 11:00 a.m., New York time, on the Business Day specified in such Borrowing Request, each Lender shall, without any set-off or counterclaim, deposit with the Administrative Agent same day funds in an amount equal to such Lender's Percentage of the requested Borrowing. Such deposit will be made to an account which the Administrative Agent shall specify from time to time by notice to the Lenders. To the extent funds are so received from the Lenders, the Administrative Agent shall, without any set-off or counterclaim, make such funds available to the Borrower on the Business Day specified in the I relevant
Borrowing Request by wire transfer of same day funds to the accounts the Borrower shall have specified in its Borrowing Request. No Lender's obligation to make any Loan shall be affected by any other Lender's failure to make any Loan.

     SECTION 2.4. Election of Interest Periods. By delivering an Interest Period Notice to the Administrative Agent on or before 11:00 a.m., New York time, on a Business Day, the Borrower may from time to time irrevocably elect, on not less than two Business Days' notice that all, or any portion in an aggregate minimum amount of $10,000,000 and a multiple of $1,000,000 (or the remaining amount of any Borrowing), of Loans be continued as Loans with an Interest Period of one, three, six or twelve months duration (or a longer duration, subject to availability and the agreement of all the Lenders); provided that each such continuation shall be pro rated among the applicable outstanding Loans of all Lenders. In the absence of delivery of an Interest Period Notice with respect to any Loan at least two Business Days before the last day of the then current Interest Period with respect thereto, such Loan shall, on such last day, automatically be continued as a Loan with an Interest Period of three-months' duration.

     SECTION 2.5. Funding. Each Lender may, if it so elects, fulfill its obligation to make or continue Loans hereunder by causing one of its foreign branches or Affiliates (or an international banking facility created by such Lender) to make or maintain such Loan; provided that such Loan shall nonetheless be deemed to have been made and to be held by such Lender, and the obligation of the Borrower to repay such Loan shall nevertheless be to such Lender for the account of such foreign branch, Affiliate or international banking facility.

     SECTION 2.6. Notes. Each Lender's Loans under its Commitment shall be evidenced by a Note payable to the order of such Lender in a maximum principal amount equal to such Lender's Percentage of the original Commitment Amount. The Borrower hereby irrevocably authorizes each Lender to make (or cause to be made) appropriate notations on the grid attached to such Lender's Note (or on any continuation of such grid), which notations, if made, shall evidence, inter alia, the date of, the outstanding principal of, and the interest rate and Interest Period applicable to the Loans evidenced thereby, provided that the failure of any Lender to make any such notations shall not limit or otherwise affect any Obligations of the Borrower.

     SECTION 2.7. Increase in Combined Commitments (a) The Borrower shall have the right up to six months prior to the Stated Maturity Date, without the consent of the Lenders, by notice to the Administrative Agent, to effectuate from time to time an increase in the combined Commitments under this Agreement by adding to this Agreement one or more commercial banks or financial institutions (who shall, upon completion of the requirements of this Section 2.7 constitute "Lenders" hereunder) (an "Added Lender"), or by allowing one or more Lenders in their sole discretion to increase their respective Commitments hereunder (each an "Increasing Lender"), so that such added and increased Commitments shall equal the increase in the Commitment Amount effectuated pursuant to this Section 2.7; provided that (i) no added Commitment shall be less than $10,000,000, (ii) no increase in or added Commitments pursuant to this
Section 2.7 shall result in combined Commitments exceeding  $1,000,000,000,  and
(iii) no Lender's Commitment shall be increased under this Section 2.7 without the consent of such Lender. The Borrower shall deliver to the Administrative Agent on or before the effective date of any increase in the Commitment Amount each of the following items with respect to each Added Lender and Increasing
Lender:

          (i) a written notice of the Borrower's intention to increase the combined Commitments pursuant to this Section 2.7, which shall specify each new Lender, if any, the changes in amounts of Commitments that will result, and such other information as is reasonably requested by the Administrative Agent;

          (ii) documents in the form of Exhibit F or Exhibit G, as applicable, executed and delivered by each new Lender and each Lender agreeing to increase its Commitment, pursuant to which it becomes a party hereto or increases its Commitment, as the case may be; and

          (iii) if requested by the applicable Lender, Notes or replacement Notes, as the case may be, executed and delivered by the Borrower.

          (b) Upon receipt of any notice referred to in clause (a)(i) above, the Administrative Agent shall promptly notify each Lender thereof. Upon execution and delivery of such documents (the "Increased Commitment Date"), such new Lender shall constitute a "Lender" hereunder with a Commitment as specified therein, or such Lender's Commitment shall increase as specified therein, as the case may be. Immediately upon the effectiveness of the addition of such Added Lender or the increase in the Commitment of such Increasing Lender under this Section 2.7 (i) the respective Percentages of the Lenders shall be deemed modified as appropriate to correspond to such changed combined Commitments, and (ii) if there are at such time outstanding any Loans, each Lender whose Percentage has been decreased as a result of the increase in the combined Commitments shall be deemed to have assigned, without recourse, to each Added Lender and Increasing Lender such portion of such Lender's Loans as shall be necessary to effectuate such adjustment in Percentages. Each Increasing Lender and Added Lender (A) shall be deemed to have assumed such portion of such Loans and (B) shall fund to each other Lender on the Increased Commitment Date the amount of Loans assigned by it to such Lender.

                                  ARTICLE III

                   REPAYMENTS, PREPAYMENTS, INTEREST AND FEES

     SECTION 3.1. Repayments and Prepayments. The Borrower shall repay in full the unpaid principal amount of each Loan upon the Stated Maturity Date. Prior thereto, the Borrower

          (a) may, from time to time on any Business Day, make a voluntary prepayment, in whole or in part, of the outstanding principal amount of any Loans; provided that

               (i) any such prepayment shall be made pro rata among all Loans included in the same Borrowing;

               (ii) all such voluntary prepayments shall require at least three Business Days' (or, if such prepayment is to be made on the last day of an Interest Period for such Loans, two Business Days') prior written notice to the Administrative Agent; and

               (iii) all such voluntary partial prepayments shall be in an aggregate minimum amount of $10,000,000 and a multiple of $1,000,000 (or the remaining amount of the Loans being prepaid);

          (b) shall, on each date when any reduction in the Commitment Amount shall become effective, including pursuant to Section 2.2, make a mandatory prepayment of all Loans equal to the excess, if any, of the aggregate outstanding principal amount of all Loans over the Commitment Amount as so reduced; and

          (c) shall, immediately upon any acceleration of the Stated Maturity Date of any Loans pursuant to Section 8.2 or 8.3 or the mandatory repayment of any Loans pursuant to Section 9.2, repay all Loans.

Each prepayment of any Loans made pursuant to this Section shall be without premium or penalty, except as may be required by Section 4.4. No voluntary prepayment of principal of any Loans shall cause a reduction in the Commitment Amount.

     SECTION 3.2. Interest Provisions. Interest on the outstanding principal amount of Loans shall accrue and be payable in accordance with this Section 3.2.

     SECTION 3.2.1. Rates. Loans shall accrue interest at a rate per annum during each Interest Period applicable thereto, equal to the sum of the LIBO Rate for such Interest Period plus the Applicable Margin. All Loans shall bear interest from and including the first day of the applicable Interest Period to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such Loan.

     SECTION 3.2.2. Post-Maturity Rates. After the date any principal amount of any Loan is due and payable (whether on the Stated Maturity Date, upon acceleration or otherwise), or after any other monetary Obligation of the Borrower shall have become due and payable, the Borrower shall pay, but only to the extent permitted by law, interest (after as well as before judgment) on such amounts for each day during the period of such default at a rate per annum certified by the Administrative Agent to the Borrower (which certification shall be conclusive in the absence of manifest error) to be equal to the sum of (a) the Applicable Margin plus (b) the LIBO Rate plus (c) 2% per annum.

          SECTION 3.2.3. Payment Dates. Interest accrued on each Loan shall be payable, without duplication:

          (a) on the Stated Maturity Date therefor;

          (b) on the date of any payment or prepayment, in whole or in part, of principal outstanding on such Loan (but only on the principal so paid or prepaid);

          (c) on the last day of each applicable Interest Period (and, if such Interest Period shall exceed three months, on each date occurring at three-month intervals after the commencement of such Interest Period); and

          (d) on that portion of any Loans the Stated Maturity Date of which is accelerated pursuant to Section 8.2 or Section 8.3, immediately upon such acceleration.

Interest accrued on Loans or other monetary Obligations arising under this Agreement or any other Loan Document after the date such amount is due and payable (whether on the Stated Maturity Date, upon acceleration or otherwise) shall be payable upon demand.

          SECTION 3.2.4. Interest Rate Determination; Replacement Reference Lenders. Each Reference Lender agrees to furnish to the Administrative Agent timely information for the purpose of determining the LIBO Rate in the event that no offered quotation appears on Telerate Page 3750 and the LIBO Rate is to be determined by reference to quotations supplied by the Reference Lenders. If any one or more of the Reference Lenders shall fail to furnish in a timely manner such information to the Administrative Agent for any such interest rate, the Administrative Agent shall determine such interest rate on the basis of the information furnished by the remaining Reference Lenders (provided, that, if all of the Reference Lenders other than the Administrative Agent fail to supply the relevant quotations, the interest rate will be fixed by reference only to the quotation obtained by the Administrative Agent in its capacity as a Reference Lender). If a Reference Lender ceases for any reason to be able and willing to act as such, the Administrative Agent shall, at the direction of the Required Lenders and after consultation with the Borrower and the Lenders, appoint a replacement for such Reference Lender reasonably acceptable to the Borrower, and such replaced Reference Lender shall cease to be a Reference Lender hereunder. The Administrative Agent shall furnish to the Borrower and to the Lenders each determination of the LIBO Rate made by reference to quotations of interest rates furnished by Reference Lenders.

     SECTION 3.3. Commitment Fees. The Borrower agrees to pay to the Administrative Agent for the account of each Lender a commitment fee (the "Commitment Fees") on such Lender's Percentage of the average daily unused portion of the Commitment Amount, for the period (including any portion thereof when its Commitment is suspended by reason of the Borrower's inability to satisfy any condition of Article V) commencing on the Effective Date and continuing through the Commitment Termination Date, as set forth in this Section 3.3.


     SECTION 3.3.1. Payment.

          (a) The Commitment Fees shall be payable by the Borrower in arrears on each Quarterly Payment Date, commencing with the first such date following the Effective Date and on the Commitment Termination Date.

          (b) Each Commitment Fee shall be in an amount equal to the product of the Applicable Percentage for Commitment Fees, multiplied by the average daily unused portion of the Commitment Amount, multiplied by the actual number of days elapsed since the previous Quarterly Payment Date, divided by 360. Each payment of Commitment Fee shall be allocated by the Administrative Agent on the basis of each Lender's Percentage of the unused portion of the Commitment Amount for the actual number of days elapsed since the previous Quarterly Payment Date.

          SECTION 3.3.2.  Applicable  Percentage.  On any Quarterly Payment Date
     (and subject to adjustment as provided below), the Applicable Percentage shall be the percentage per annum set forth below opposite the Senior Debt
     Rating on such date provided by S&P and Moody's:

   Senior Debt Rating              Applicable Percentage
------------------------------    ----------------------
(S&P)            (Moody's)
BBB or higher   Baa2 or higher          .400%
BBB-            Baa3                    .500%
BB+             Ba1                     .600%
BB              Ba2                     .700%
BB- or lower    Ba1 or lower            .800%

provided that:

          (a) if at any time the Senior Debt Rating provided by Moody's differs from the Senior Debt Rating provided by S&P by one level, the Applicable Percentage shall be the percentage per annum set forth opposite the higher of such two Senior Debt Ratings;

          (b) if at any time the Senior Debt Rating provided by Moody's differs from the Senior Debt Rating provided by S&P by more than one level, the Applicable Percentage shall be the percentage per annum set forth opposite the rating one level below the higher of such two Senior Debt Ratings;

          (c) if at any time a Senior Debt Rating is provided by one of but not both Moody's and S&P, the Applicable Percentage shall be determined by reference to the Senior Debt Rating provided by the agency which gives such rating; and

          (d) if at any time no Senior Debt Rating is provided by Moody's and no Senior Debt Rating is provided by S&P, the Applicable Percentage shall be 0.900% per annum unless (i) within 21 days of being notified by the Administrative Agent that both Moody's and S&P have ceased to give a Senior Debt Rating, the Borrower has obtained from at least one of such agencies a private implied rating for its senior debt or (ii) having failed to obtain such private rating within such 21-day period, the Borrower and the Lenders shall have agreed within a further 15-day period (during which period the Borrower and the Agents shall consult in good faith to find an alternative method of providing an implied rating of the Borrower's senior debt) on an alternative rating method, which agreed alternative shall apply for the purposes of this Agreement.

                                   ARTICLE IV

                     CERTAIN LIBO RATE AND OTHER PROVISIONS

     SECTION 4.1. LIBO Rate Lending Unlawful. If the introduction of or any change in or in the interpretation of any law makes it unlawful, or any centiral bank or other governmental authority having jurisdiction over such Lender asserts that it is unlawful, for such Lender to make, continue or maintain any Loan bearing interest at a rate based on the LIBO Rate, the obligations of such Lender to make, continue or maintain any Loans bearing interest at a rate based on the LIBO Rate shall, upon notice thereof to the Borrower, the Administrative Agent and each other Lender, forthwith be suspended until the circumstances causing such suspension no longer exist, provided that such Lender's obligation to make, continue and maintain Loans hereunder shall be automatically converted into an obligation to make, continue and maintain Loans bearing interest at a rate to be negotiated between such Lender and the Borrower that is the equivalent of the sum of the LIBO Rate for the relevant Interest Period plus the Applicable Margin or, if such negotiated rate is not agreed upon by the Borrower and such Lender within fifteen Business Days, a rate equal to the Federal Funds Rate from time to time in effect plus the Applicable Margin.

     SECTION 4.2. Deposits Unavailable. If the Administrative Agent shall have determined that:

          (a)  Dollar  deposits  in the  relevant  amount  and for the  relevant
     Interest Period are not available to the Reference Lenders in their relevant market; or

          (b) by reason of circumstances affecting the Reference Lenders' relevant market, adequate means do not exist for ascertaining the interest rate applicable hereunder to LIBO Rate Loans,

then the Administrative Agent shall give notice of such determination (hereinafter called a "Determination Notice") to the Borrower and each of the Lenders. The Borrower, the Lenders and the Administrative Agent shall then negotiate in good faith in order to agree upon a mutually satisfactory interest rate and interest period (or interest periods) to be substituted for those which would otherwise have applied under this Agreement. If the Borrower, the Lenders and the Administrative Agent are unable to agree upon an interest rate (or rates) and interest period (or interest periods) prior to the date occurring fifteen Business Days after the giving of such Determination Notice, the interest rate to take effect at the end of the Interest Period current at the date of the Determination Notice shall be equal to the sum of the Applicable Margin plus the Federal Funds Rate in effect from time to time.

     SECTION 4.3. Increased LIBO Rate Loan Costs, etc. If a change in any applicable treaty, law, regulation or regulatory requirement or in the interpretation thereof or in its application to the Borrower, or if compliance by any Lender with any applicable direction, request, requirement or guideline (whether or not having the force of law) of any governmental or other authority insofar as it may be changed or imposed after the date hereof, shall:

          (a) subject any Lender to any taxes, levies, duties, charges, fees, deductions or withholdings of any nature with respect to its Commitment or any part thereof imposed, levied, collected, withheld or assessed by any jurisdiction or any political subdivision or taxing authority thereof (other than taxation on overall net income and, to the extent such taxes are described in Section 4.6, withholding taxes); or

          (b) change the basis of taxation to any Lender (other than a change in taxation on the overall net income of such Lender) of payments of principal or interest or any other payment due or to become due pursuant to this Agreement; or

          (c) impose, modify or deem applicable any reserve or capital adequacy requirements (other than the reserve costs described in Section 4.7) or other banking or monetary controls or requirements which affect the manner in which a Lender shall allocate its capital resources to its obligations hereunder or require the making of any special deposits against or in respect of any assets or liabilities of, deposits with or for the account of, or loans by, any Lender (provided that such Lender shall, unless prohibited by law, allocate its capital resources to its obligations hereunder in a manner which is consistent with its present treatment of the allocation of its capital resources); or

          (d) impose on any Lender any other condition affecting its Commitment or any part thereof,

and the result of any of the foregoing is either (i) to increase the cost to such Lender of making Loans or maintaining its Commitment or any part thereof,
(ii) to reduce the amount of any payment received by such Lender or its effective return hereunder or on its capital or (iii) to cause such Lender to make any payment or to forego any return based on any amount received or receivable by such Lender hereunder, then and in any such case if such increase or reduction in the opinion of such Lender materially affects the interests of such Lender, (A) the Lender concerned shall (through the Administrative Agent) notify the Borrower of the occurrence of such event and use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Lending Office if the making of such a designation would avoid the effects of such law, regulation or regulatory requirement or any change therein or in the interpretation thereof and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender and (B) the Borrower shall forthwith upon demand pay to the Administrative Agent for the account of such Lender such amount as is necessary to compensate such Lender for such additional cost or such reduction and ancillary expenses, including taxes, incurred as a result of such adjustment. Such notice shall (i) describe in reasonable detail the event leading to such additional cost, together with the approximate date of the effectiveness thereof, (ii) set forth the amount of such additional cost, (iii) describe the manner in which such amount has been calculated, (iv) certify that the method used to calculate such amount is the Lender's standard method of calculating such amount, (v) certify that such request is consistent with its treatment of other borrowers that are subject to similar provisions, and (vi) certify that, to the best of its knowledge, such change in circumstance is of general application to the commercial banking industry in such Lender's jurisdiction of organization or in the relevant jurisdiction in which such Lender does business. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than three months prior to the date that such Lender notifies the Borrower of the circumstance giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor; provided further that, if the circumstance giving rise to such increased costs or reductions is retroactive, then the three-month period referred to above shall be extended to include the period of retroactive effect thereof, but not more than six months prior to the date that such Lender notifies the Borrower of the circumstance giving rise to such cost or reductions and of such Lender's intention to claim compensation therefor.

     SECTION 4.4. Funding Losses. In the event any Lender shall incur any loss or expense by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to make, continue or maintain any portion of the principal amount of any Loan as a LIBO Rate Loan as a result of:

          (a) any conversion or repayment or prepayment of the principal amount of any Loans on a date other than the scheduled last day of the Interest Period applicable thereto, whether pursuant to Section 3.1 or otherwise; or

          (b) any Loans not being made in accordance with the Borrowing Request therefor due to the fault of the Borrower or as a result of any of the conditions precedent set forth in Article V not being satisfied, then, upon the written notice of such Lender to the Borrower (with a copy to the Administrative Agent), the Borrower shall, within five Business Days of its receipt thereof, pay directly to such Lender such amount as will reimburse such Lender for such loss or expense. Such written notice shall include calculations in reasonable detail setting forth the loss or expense to such Lender.

     SECTION  4.5.   Increased   Capital  Costs.   If  any  change  in,  or  the
introduction, adoption, effectiveness, interpretation, reinterpretation or phase-in of, any law or regulation, directive, guideline, decision or request (whether or not having the force of law) of any court, central bank, regulator or other governmental authority increases the amount of capital required to be maintained by any Lender or any Person controlling such Lender, and the rate of return on its or such controlling Person's capital as a consequence of its Commitment or the Loans made by such Lender is reduced to a level below that which such Lender or such controlling Person would have achieved but for the occurrence of any such change in circumstance, then, in any such case upon notice from time to time by such Lender to the Borrower, the Borrower shall immediately pay directly to such Lender additional amounts sufficient to compensate such Lender or such controlling Person for such reduction in rate of return. Any such notice shall (i) describe in reasonable detail the capital adequacy requirements which have been imposed, together with the approximate date of the effectiveness thereof, (ii) set forth the amount of such lowered return, (iii) describe the manner in which such amount has been calculated, (iv) certify that the method used to calculate such amount is such Lender's standard method of calculating such amount, (v) certify that such request for such additional amounts is consistent with its treatment of other borrowers that are subject to similar provisions and (vi) certify that, to the best of its knowledge, such change in circumstances is of general application to the commercial banking industry in the jurisdictions in which such Lender does business. In determining such amount, such Lender may use any method of averaging and attribution that it shall, subject to the foregoing sentence, deem applicable. Each Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Lending Office if the making of such a designation would avoid such reduction in such rate of return and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than three months prior to the date that such Lender notifies the Borrower of the circumstance giving rise to such reductions and of such Lender's intention to claim compensation therefor; provided further that, if the circumstance giving rise to such reductions is retroactive, then the three-month period referred to above shall be extended to include the period of retroactive effect thereof, but not more than six months prior to the date that such Lender notifies the Borrower of the circumstance giving rise to such reductions and of such Lender's intention to claim compensation therefor.

     SECTION 4.6. Taxes. All payments by the Borrower of principal of, and interest on, the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, but excluding franchise taxes and taxes imposed on or measured by any Lender's net income or receipts of such Lender and franchise taxes imposed in lieu of net income taxes or receipts, by the jurisdiction under the laws of which such Lender is organized or any political subdivision thereof or the jurisdiction of such Lender's Lending Office or any political subdivision thereof or any other jurisdiction unless such net income taxes are imposed solely as a result of the Borrower's activities in such other jurisdiction (such non-excluded items being called "Taxes"). In the event that any withholding or deduction from any payment to be made by the Borrower hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Borrower will:

          (a) pay directly to the relevant authority the full amount required to be so withheld or deducted;

          (b) promptly forward to the Administrative Agent an official receipt or other documentation satisfactory to the Administrative Agent evidencing such payment to such authority; and

          (c) pay to the Administrative Agent for the account of the Lenders such additional amount or amounts as is necessary to ensure that the net amount actually received by each Lender will equal the full amount such Lender would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against the Administrative Agent or any Lender with respect to any payment received by the Administrative Agent or such Lender hereunder, the Administrative Agent or such Lender may pay such Taxes and the Borrower will promptly pay such additional amounts (including any penalties, interest or expenses) as is necessary in order that the net amount received by such person after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such person would have received had not such Taxes been asserted.

     Any Lender claiming any additional amounts payable pursuant to this Section agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to change the jurisdiction of its Lending Office if the making of such a change would avoid the need for, or reduce the amount of, any such additional amounts that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.

     If the Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Administrative Agent, for the account of the respective Lenders, the required receipts or other required documentary evidence, the Borrower shall indemnify the Lenders for any incremental withholding Taxes, interest or penalties that may become payable by any Lender as a result of any such failure (so long as such amount did not become payable as a result of the failure of such Lender to provide timely notice to the Borrower of the assertion of a liability related to the payment of Taxes). For purposes of this Section 4.6, a distribution hereunder by the Administrative Agent or any Lender to or for the account of any Lender shall be deemed a payment by the Borrower.

     If any Lender is entitled to any refund, credit, deduction or other reduction in tax by reason of any payment made by the Borrower in respect of any tax under this Section 4.6 or by reason of any payment made by the Borrower pursuant to Section 4.3, such Lender shall use reasonable efforts to obtain such refund, credit, deduction or other reduction and, promptly after receipt thereof, will pay to the Borrower such amount (plus any interest received by such Lender in connection with such refund, credit, deduction or reduction) as is equal to the net after-tax value to such Lender of such part of such refund, credit, deduction or reduction as such Lender reasonably determines is allocable to such tax or such payment (less out-of-pocket expenses incurred by such Lender), provided that no Lender shall be obligated to disclose to the Borrower any information regarding its tax affairs or tax computations.

     Each Lender (and each Participant) that is organized under the laws of a jurisdiction other than the United States agrees with the Borrower and the Administrative Agent that it will (a) provide to the Administrative Agent and the Borrower an appropriately executed copy of Internal Revenue Service Form W-8ECI certifying that any payments made to or for the benefit of such Lender or such Participant are effectively connected with a trade or business in the United States (or, alternatively, Internal Revenue Service Form W-8BEN, but only if the applicable treaty described in such form provides for a complete exemption from U.S. federal income tax withholding), or any successor form, on or prior to the date hereof (or, in the case of any assignee Lender or
Participant, on or prior to the date of the relevant assignment or participation), and (b) notify the Administrative Agent and the Borrower if the certifications made on any form provided pursuant to this paragraph are no longer accurate and true in all material respects. For any period with respect to which a Lender (or Participant) has failed to provide the Borrower with the foregoing forms (other than if such failure is due to a change in law occurring after the date on which a form originally was required to be provided or if such form otherwise is not required hereunder) such Lender (or Participant) shall not be entitled to the benefits of this Section 4.6 with respect to Taxes imposed by reason of such failure.

     SECTION 4.7. Reserve Costs. Without in any way limiting the Borrower's obligations under Section 4.3, the Borrower shall pay to each Lender on the last day of each Interest Period, so long as the relevant Lending Office of such Lender is required to maintain reserves against "Eurocurrency liabilities" under Regulation D of the F.R.S. Board, upon notice from such Lender, an additional amount equal to the product of the following for each Loan for each day during such Interest Period:

          (i) the principal amount of such Loan outstanding on such day; and

          (ii) the remainder of (x) a fraction the numerator of which is the rate (expressed as a decimal) at which interest accrues on such Loan for such Interest Period as provided in this Agreement (less the Applicable Margin) and the denominator of which is one minus any increase after the Effective Date in the effective rate (expressed as a decimal) at which such reserve requirements are imposed on such Lender minus (y) such numerator; and

          (iii) 1/360.

Such notice shall (i) describe in reasonable detail the reserve requirement that has been imposed, together with the approximate date of the effectiveness thereof, (ii) set forth the applicable reserve percentage, (iii) certify that such request is consistent with such Lender's treatment of other borrowers that are subject to similar provisions and (iv) certify that, to the best of its knowledge, such requirements are of general application in the commercial banking industry in the United States.

Each Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to avoid the requirement of maintaining such reserves (including by designating a different Lending Office) if such efforts would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.

     SECTION 4.8. Replacement Lenders, etc. If the Borrower shall be required to make any payment to any Lender pursuant to Section 4.3, 4.4, 4.5, 4.6 or 4.7, the Borrower shall be entitled at any time (so long as no Default and no Prepayment Event shall have occurred and be continuing) within 180 days after receipt of notice from such Lender of such required payment to (a) terminate such Lender's Commitment and such Lender's right to receive any Commitment Fee accruing after such termination and that portion of the Commitment Amount represented by such Lender's Commitment (whereupon the Percentages of each other Lender shall automatically be adjusted to an amount equal to each such Lender's ratable share of the remaining Commitment Amount), (b) prepay the affected portion of such Lender's Loans in full, together with accrued interest thereon through the date of such prepayment (provided that the Borrower shall not prepay any such Lender pursuant to this clause (b) without replacing such Lender pursuant to the following clause (c) until a 30-day period shall have elapsed during which the Borrower and the Agents shall have attempted in good faith to replace such Lender), and/or (c) replace such Lender with another bank reasonably acceptable to the Agents, provided that (i) each such assignment shall be either an assignment of all of the rights and obligations of the assigning Lender under this Agreement or an assignment of a portion of such rights and obligations made concurrently with another such assignment or other such assignments that together cover all of the rights and obligations of the assigning Lender under this Agreement and (ii) no Lender shall be obligated to make any such assignment as a result of a demand by the Borrower pursuant to this Section unless and until such Lender shall have received one or more payments from either the Borrower or one or more Assignee Lenders in an aggregate amount at least equal to the aggregate outstanding principal amount of the Loans owing to such Lender, together with accrued interest thereon to the date of payment of such principal amount and all other amounts payable to such Lender under this Agreement. Each Lender represents and warrants to the Borrower that, as of the date of this Agreement (or, with respect to any Lender not a party hereto on the date hereof, on the date that such Lender becomes a party hereto), there is no existing treaty, law, regulation, regulatory requirement, interpretation, directive, guideline, decision or request pursuant to which such Lender would be entitled to request any payments under any of Sections 4.3, 4.4, 4.5, 4.6 and 4.7 to or for account of such Lender.

     SECTION 4.9. Payments, Computations, etc. Unless otherwise expressly provided, all payments by the Borrower pursuant to this Agreement, the Notes or any other Loan Document shall be made by the Borrower to the Administrative Agent for the pro rata account of the Lenders entitled to receive such payment. All such payments required to be made to the Administrative Agent shall be made, without setoff, deduction or counterclaim, not later than 11:00 a.m., New York time, on the date due, in same day or immediately available funds through the New York Clearing House Interbank Payments System (or such other funds as may be customary for the settlement of international banking transactions in Dollars), to such account as the Administrative Agent shall specify from time to time by notice to the Borrower. Funds received after that time shall be deemed to have been received by the Administrative Agent on the next succeeding Business Day. The Administrative Agent shall promptly (but in any event on the same Business Day that the same are received or, as contemplated in the immediately preceding sentence, deemed received) remit in same day funds to each Lender its share, if any, of such payments received by the Administrative Agent for the account of such Lender without any setoff, deduction or counterclaim. All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days. Whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall (except as otherwise required by clause (c) of the definition of the term "Interest Period") be made on the next succeeding Business Day and such extension of time shall be included in computing interest and fees, if any, in connection with such payment.

     SECTION 4.10. Sharing of Payments. If any Lender shall obtain any payment or other recovery (whether voluntary, involuntary, by application of setoff or otherwise) on account of any Loan (other than pursuant to the terms of Sections 4.3, 4.4, 4.5 4.6 and 4.7) in excess of its pro rata share of payments then or therewith obtained by all Lenders, such Lender shall purchase from the other Lenders such participations in Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment or other recovery ratably with each of them; provided that if all or any portion of the excess payment or other recovery is thereafter recovered from such purchasing Lender, the purchase shall be rescinded and each Lender which has sold a participation to the purchasing Lender shall repay to the purchasing Lender the purchase price to the ratable extent of such recovery together with an amount equal to such selling Lender's ratable share (according to the proportion of (a) the amount of such selling Lender's required repayment to the purchasing Lender to (b) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section may, to the fullest extent permitted by law, exercise all its rights of payment (including pursuant to Section 4.9) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. If under any applicable bankruptcy, insolvency or other similar law, any Lender receives a secured claim in lieu of a setoff to which this Section applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claim.

     SECTION 4.11. Setoff. Each Lender shall have the right to appropriate and apply to the payment of the Obligations owing to it any and all balances, credits, deposits, accounts or moneys of the Borrower then or thereafter maintained with such Lender; provided that any such appropriation and application shall be subject to the provisions of Section 4.10. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such setoff and application made by such Lender; provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff under applicable law or otherwise) which such Lender may have.

     SECTION 4.12. Use of Proceeds. The Borrower shall apply the proceeds of each Borrowing in accordance with the fourth recital; without limiting the foregoing, no proceeds of any Loan will be used to acquire any equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any "margin stock", as defined in F.R.S. Board Regulation U.

                                   ARTICLE V

                            CONDITIONS TO BORROWING

     SECTION 5.1. Initial Borrowing. The obligations of the Lenders to fund the initial Borrowing shall be effective on and as of the first date (the "Closing Date") on which each of the conditions precedent set forth in this Section 5.1 shall have been satisfied.

          SECTION 5.1.1. Resolutions, etc. The Administrative Agent shall have received from the Borrower:

          (a) a certificate, dated the Closing Date, of its Secretary or Assistant Secretary as to the incumbency and signatures of those of its officers authorized to act with respect to this Agreement and each other Loan Document and as to the truth and completeness of the attached:

               (x) resolutions of its Board of Directors then in full force and effect authorizing the execution, delivery and performance of this Agreement and each other Loan Document, and

               (y) Organic Documents of the Borrower,

          and upon which certificate each Lender may conclusively rely until it shall have received a further certificate of the Secretary of the Borrower canceling or amending such prior certificate;and

          (b) a Certificate of Good Standing issued by the relevant Liberian authorities in respect of the Borrower.

          SECTION 5.1.2. Delivery of Notes. The Administrative Agent shall have received, for the account of the respective Lenders, the Notes duly executed and delivered by the Borrower.

          SECTION 5.1.3. Ownership, etc. of Vessels. The Administrative Agent shall have received the following with respect to each Vessel:

          (a) evidence as to the ownership of such Vessel by the Borrower or a Principal Subsidiary;

          (b) disclosure of all recorded Liens on such Vessel;

          (c) evidence of the class of such Vessel; and

          (d) evidence as to all required insurance being in effect with respect to such Vessel.

          SECTION 5.1.4. Opinions of Counsel. The Administrative Agent shall have received opinions, dated the Closing Date and addressed to the Agents and each Lender, from:

          (a) Michael J. Smith, Esq., counsel to the Borrower, substantially in the form of Exhibit D-1 hereto;

          (b) Watson, Farley & Williams, counsel to the Borrower, as to Liberian Law and New York Law, substantially in the form of Exhibit D-2 hereto;

          (c)  Shearman  &  Sterling,   counsel  to  the  Administrative  Agent,
     substantially in the form of Exhibit H hereto.

          SECTION 5.1.5. Closing Fees, Expenses, etc. The Administrative Agent shall have received for its own account, or for the account of each Lender, as the case may be, all fees that the Borrower shall have agreed in writing to pay to the Administrative Agent (whether for its own account or for account of any of the Lenders) and all invoiced expenses of the Administrative Agent (including the agreed fees and expenses of counsel to the Administrative Agent) on or prior to the Closing Date.

     SECTION 5.2. All Borrowings. The obligation of each Lender to fund any Loan on the occasion of any Borrowing (including the initial Borrowing) shall be subject to the satisfaction of each of the conditions precedent set forth in this Section 5.2.

          SECTION 5.2.1. Compliance with Warranties, No Default, etc . Both before and after giving effect to any Borrowing the following statements shall be true and correct:

          (a) the representations and warranties set forth in Article VI (excluding, however, those contained in Sections 6.10 and 6.13) shall be true and correct with the same effect as if then made; and

          (b) no Default and no Prepayment Event and no event which (with notice or lapse of time or both) would become a Prepayment Event shall have then occurred and be continuing.

          SECTION 5.2.2. Borrowing Request. The Administrative Agent shall have received a Borrowing Request for such Borrowing. Each of the delivery of a Borrowing Request and the acceptance by the Borrower of the proceeds of such Borrowing shall constitute a representation and warranty by the Borrower that on the date of such Borrowing (both immediately before and after giving effect to such Borrowing and the application of the proceeds thereof) the statements made in Section 5.2.1 are true and correct.

     SECTION 5.3. All Borrowings. For purposes of determining compliance with the conditions specified in Section 5.1, each Lender shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to the Lenders unless an officer of the Administrative Agent responsible for the transactions contemplated by this Agreement shall have received notice from such Lender prior to the date that the Borrower, by notice to the Lenders, designates as the proposed Closing Date, specifying its objection thereto. The Administrative Agent shall promptly notify the Lenders of the occurrence of the Closing Date.

                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES

     To induce the Lenders and the Administrative Agent to enter into this Agreement and to make Loans hereunder, the Borrower represents and warrants to the Administrative Agent and each Lender as set forth in this Article VI as of the Closing Date and, except with respect to the representations and warranties in Section 6.10 and 6.13, as of the date of each Borrowing after the Closing Date.

     SECTION 6.1. Organization, etc. The Borrower and each of the Principal Subsidiaries is a corporation validly organized and existing and in good standing under the laws of its jurisdiction of incorporation; the Borrower is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of its business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect; and the Borrower has full power and authority, has taken all corporate action and holds all governmental and creditors' licenses, permits, consents and other approvals necessary to enter into each Loan Document and to perform the Obligations.

     SECTION 6.2. Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower of this Agreement and each other Loan Document, are within the Borrower's corporate powers, have been duly authorized by all necessary corporate action, and do not:

          (a) contravene the Borrower's Organic Documents;

          (b) contravene any law or governmental regulation of any Applicable Jurisdiction;

          (c) contravene any court decree or order binding on the Borrower or any of its property;

          (d) contravene any contractual restriction binding on the Borrower or any of its property; or

          (e) result in, or require the creation or imposition of, any Lien on any of the Borrower's properties.

     SECTION 6.3. Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower of this Agreement or any other Loan Document (except for authorizations or approvals not required to be obtained on or prior to the Closing Date that have been obtained or actions not required to be taken on or prior to the Closing Date that have been taken). Each of the Borrower and each Principal Subsidiary holds all governmental licenses, permits and other approvals required to conduct its business as conducted by it on the Closing Date, except to the extent the failure to hold any such licenses, permits or other approvals would not have a Material Adverse Effect.

     SECTION 6.4. Compliance with Environmental Laws. The Borrower and each Principal Subsidiary is in compliance with all applicable Environmental Laws, except to the extent that the failure to so comply would not have a Material Adverse Effect.

     SECTION 6.5. Validity, etc. This Agreement constitutes, and the Notes will, on the due execution and delivery thereof, constitute, the legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by general equitable principles.

     SECTION 6.6. Financial Information. The consolidated balance sheet of the Borrower and its Subsidiaries as at December 31, 2001, and the related consolidated statements of operations and cash flows of the Borrower and its Subsidiaries, copies of which have been furnished to the Administrative Agent and each Lender, have been prepared in accordance with GAAP, and present fairly the consolidated financial condition of the Borrower and its Subsidiaries as at December 31, 2001 and the results of their operations for the Fiscal Year then ended. Since December 31, 2001 there has been no material adverse change in the business, operations, condition (financial or otherwise) or prospects of the Borrower or the Borrower and its Principal Subsidiaries taken as a whole.

     SECTION 6.7. No Defaults under Material Agreements. Neither the Borrower nor any Principal Subsidiary is in default (a) under any material agreement by which it is bound or (b) in respect of any financial commitment or actual or contingent obligation (including obligations under guarantees), except, in each case, to the extent that such default would not have a Material Adverse Effect.

     SECTION 6.8. No Default, Event of Default or Prepayment Event. No Default, Event of Default or Prepayment Event has occurred and is continuing.

     SECTION 6.9. Litigation. There is no action, suit, litigation, investigation or proceeding pending or, to the knowledge of the Borrower, threatened against the Borrower or any Principal Subsidiary, that (i) except as set forth in filings made by the Borrower with the Securities and Exchange Commission in the Borrower's reasonable opinion might reasonably be expected to materially adversely affect the business, operations, condition (financial or otherwise)or prospects of the Borrower or of the Borrower and the Principal Subsidiaries (taken as a whole) (collectively, "Material Litigation") or (ii) purports to affect the legality, validity or enforceability of the Loan Documents or the consummation of the transactions contemplated hereby.

     SECTION 6.10. Vessels. Each Vessel is

          (a) legally and beneficially owned by the Borrower or a Principal Subsidiary,

          (b) registered in the name of the Borrower or such Principal Subsidiary under the flag identified in Item 6.10(b) of the Disclosure Schedule,

          (c) classed as required by Section 7.1.4(b),

          (d) free of all recorded Liens, other than Liens permitted by Section 7.2.3,

          (e) insured against loss or damage in compliance with Section 7.1.5, and

          (f) chartered exclusively to the Borrower or one of the Borrower's wholly-owned Subsidiaries.

     SECTION 6.11. Subsidiaries. The Borrower has no Subsidiaries on the Closing Date, except those Subsidiaries which are identified in Item 6.11 of the Disclosure Schedule. All Existing Principal Subsidiaries are designated with an asterisk in Item 6.11 of the Disclosure Schedule. All Existing Principal Subsidiaries are direct or indirect wholly-owned Subsidiaries of the Borrower, except to the extent any such Existing Principal Subsidiary or an interest therein has been sold in accordance with clause (b) of Section 7.2.7 or such Existing Principal Subsidiary no longer owns a Vessel.

     SECTION 6.12. Obligations rank pari passu. The Obligations rank at least pari passu in right of payment and in all other respects with all other unsecured unsubordinated Indebtedness of the Borrower.

     SECTION 6.13. Withholding, etc. As of the Closing Date, no payment to be made by the Borrower under any Loan Document is subject to any withholding or like tax imposed by any Applicable Jurisdiction.

     SECTION 6.14. No Filing, etc. Required. No filing, recording or registration and no payment of any stamp, registration or similar tax is necessary under the laws of any Applicable Jurisdiction to ensure the legality, validity, enforceability, priority or admissibility in evidence of this
Agreement or the other Loan Documents (except for filings, recordings, registrations or payments not required to be made on or prior to the Closing Date that have been made).

     SECTION 6.15. No Immunity. The Borrower is subject to civil and commercial law with respect to the Obligations. Neither the Borrower nor any of its properties or revenues is entitled to any right of immunity in any Applicable Jurisdiction from suit, court jurisdiction, judgment, attachment (whether before or after judgment), set-off or execution of a judgment or from any other legal process or remedy relating to the Obligations (to the extent such suit, court jurisdiction, judgment, attachment, set-off, execution, legal process or remedy would otherwise be permitted or exist).

     SECTION 6.16. Pension Plans. To the extent that, at any time after the Effective Date, there are any Pension Plans, no steps will have been taken to terminate any Pension Plan, and no contribution failure will have occurred with respect to any Pension Plan, in each case which could (a) give rise to a Lien under section 302(f) of ERISA and (b) result in the incurrence by the Borrower or any member of the Controlled Group of any material liability, fine or penalty.

     SECTION 6.17. Investment Company Act. Neither the Borrower nor any of its Subsidiaries is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

     SECTION 6.18. Regulation U. The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Loans will be used for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation U. Terms for which meanings are provided in F.R.S. Board Regulation U or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

     SECTION 6.19. Accuracy of Information. The financial and other information furnished to the Administrative Agent and the Lenders in writing by or on behalf of the Borrower by its chief financial officer, treasurer or corporate controller in connection with the negotiation of this Agreement is, to the best knowledge and belief of the Borrower, true and correct and contains no misstatement of a fact of a material nature (provided that all projections and other forward-looking information is based on the Borrower's best good faith estimates). All financial and other information furnished to the Administrative Agent and the Lenders in writing by or on behalf of the Borrower by its chief financial officer, treasurer or corporate controller after the date of this Agreement shall have been prepared by the Borrower in good faith.

                                  ARTICLE VII

                                   COVENANTS

     SECTION 7.1. Affirmative Covenants. The Borrower agrees with the Administrative Agent and each Lender that, until all Commitments have terminated and all Obligations have been paid in full, the Borrower will perform the obligations set forth in this Section 7.1.

          SECTION 7.1.1. Financial Information, Reports, Notices, etc. The Borrower will furnish, or will cause to be furnished, to the Administrative Agent (with sufficient copies for distribution to each Lender) the following financial statements, reports, notices and information:

          (a) as soon as available and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, a copy of the Borrower's report on Form 6-K (or any successor form) as filed by the Borrower with the Securities and Exchange Commission for such Fiscal Quarter, containing unaudited consolidated financial statements of the Borrower for such Fiscal Quarter (including a balance sheet and profit and loss statement) prepared in accordance with GAAP, subject to normal year-end audit adjustments;

          (b) as soon as available and in any event within 120 days after the end of each Fiscal Year of the Borrower, a copy of the Borrower's annual report on Form 20-F (or any successor form) as filed by the Borrower with the Securities and Exchange Commission for such Fiscal Year, containing audited consolidated financial statements of the Borrower for such Fiscal Year prepared in accordance with GAAP (including a balance sheet and profit and loss statement) and audited by PricewaterhouseCoopers LLC or another firm of independent public accountants of similar standing;

          (c) together with each of the statements delivered pursuant to the foregoing clause (a) or (b), a certificate, executed by the chief financial officer, the treasurer or the corporate controller of the Borrower, showing, as of the last day of the relevant Fiscal Quarter or Fiscal Year
     (a) compliance with the covenants set forth in Section 7.2.4 (in reasonable detail and with appropriate calculations and computations in all respects reasonably satisfactory to the Administrative Agent) and (b) any material changes to Item 6.11 of the Disclosure Schedule since the Closing Date or the last such certificate delivered pursuant to this clause (as the case may be);

          (d) as soon as possible after the occurrence of a Default or Prepayment Event, a statement of the chief financial officer of the

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

     Borrower setting forth details of such Default or Prepayment Event (as the case may be) and the action which the Borrower has taken and proposes to take with respect thereto;

          (e) as soon as the Borrower becomes aware thereof, notice of any Material Litigation except to the extent that such Material Litigation is disclosed by the Borrower in filings with the SEC;

          (f) as soon as the Borrower becomes aware thereof, notice of any event which, in its reasonable opinion, might materially adversely affect its business operations, condition (financial or otherwise) or prospects;

          (g) promptly after the sending or filing thereof, copies of all reports which the Borrower sends to all holders of each security issued by the Borrower, and all registration statements which the Borrower or any of its Subsidiaries files with the Securities and Exchange Commission or any national securities exchange; and

          (h) such other information respecting the condition or operations, financial or otherwise, of the Borrower or any of its Subsidiaries as any Lender through the Administrative Agent may from time to time reasonably request.

          SECTION 7.1.2. Approvals and Other Consents. The Borrower will obtain (or cause to be obtained) all such governmental licenses, authorizations, consents, permits and approvals as may be required for (a) the Borrower to perform its obligations under this Agreement and the other Loan Documents and (b) the operation of each Vessel in compliance with all applicable laws.

          SECTION 7.1.3. Compliance with Laws, etc. The Borrower will, and will cause each of its Subsidiaries to, comply in all material respects with all applicable laws, rules, regulations and orders, except (other than as described in clause (a) below) to the extent that the failure to so comply would not have a Material Adverse Effect, which compliance shall in any case include (but not be limited to):

          (a)  in  the  case  of  each  of  the  Borrower   and  the   Principal
     Subsidiaries, the maintenance and preservation of its corporate existence (subject to the provisions of Section 7.2.6);

          (b) in the case of the Borrower, maintenance of its qualification as a foreign corporation in the State of Florida;

          (c) the payment, before the same become delinquent, of all taxes, assessments and governmental charges imposed upon it or upon its property, except to the extent being diligently contested in good faith by appropriate proceedings; and (d) compliance with all applicable Environmental Laws.

          SECTION 7.1.4. Vessels. The Borrower will (or will cause the applicable Principal Subsidiary to):

          (a) cause each Vessel to be chartered exclusively to the Borrower or one of the Borrower's wholly-owned Subsidiaries, provided that the Borrower or such Subsidiary may charter out any Vessel on a time charter with a stated duration not in excess of one year; and

          (b) cause each Vessel to be kept in such condition as will entitle her to classification by a classification society of recognized standing.

          SECTION 7.1.5. Insurance. The Borrower will, or will cause one or more of its Subsidiaries to, maintain or cause to be maintained with responsible insurance companies insurance with respect to all of the material properties and operations of the Borrower and each Principal Subsidiary against such casualties, third-party liabilities and contingencies and in such amounts as is customary for other businesses of similar size in the passenger cruise line industry (provided that in no event will the Borrower or any Subsidiary be required to obtain any business interruption, loss of hire or delay in delivery insurance) and will, upon request of the Administrative Agent, furnish to the Administrative Agent (with sufficient copies for distribution to each Lender) at reasonable intervals a certificate of a senior officer of the Borrower setting forth the nature and extent of all insurance maintained by the Borrower and the Subsidiaries and certifying as to compliance with this Section.

          SECTION 7.1.6. Books and Records. The Borrower will, and will cause each of its Principal Subsidiaries to, keep books and records that accurately reflect all of its business affairs and transactions and permit the Administrative Agent and each Lender or any of their respective representatives, at reasonable times and intervals, to visit each of its offices, to discuss its financial matters with its officers and to examine any of its books or other corporate records.

     SECTION 7.2. Negative Covenants. The Borrower agrees with the Administrative Agent and each Lender that, until all Commitments have terminated and all Obligations have been paid and performed in full, the Borrower will perform the obligations set forth in this Section 7.2.

          SECTION 7.2.1. Business Activities. The Borrower will not, and will not permit any of its Subsidiaries to, engage in any business activity other than those engaged in by the Borrower and its Subsidiaries on the date hereof and other business activities reasonably related thereto.

          SECTION 7.2.2. Indebtedness. The Borrower will not permit any of the Existing Principal Subsidiaries to create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Indebtedness, other than, without duplication, the following:

          (a) Indebtedness secured by Liens of the type described in Section 7.2.3; and

          (b) Indebtedness owing to the Borrower.

          SECTION 7.2.3. Liens . The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any of its property, revenues or assets, whether now owned or hereafter acquired, except:

          (a) Liens on the vessels SPLENDOUR OF THE SEAS, LEGEND OF THE SEAS, CENTURY, GALAXY, SUMMIT, CONSTELLATION and BRILLIANCE OF THE SEAS existing as of the Effective Date and securing the Existing Debt (and any Lien on SPLENDOUR OF THE SEAS, LEGEND OF THE SEAS, CENTURY, GALAXY, SUMMIT, CONSTELLATION or BRILLIANCE OF THE SEAS securing any refinancing of the Existing Debt, so long as such Vessel was subject to a Lien securing the Indebtedness being refinanced immediately prior to such refinancing);

          (b) Liens on assets (including, without limitation, shares of capital stock of corporations and assets owned by any corporation that becomes a Subsidiary of the Borrower after the Effective Date) acquired after the Effective Date (whether by purchase, construction or otherwise) by the Borrower or any of its Subsidiaries (other than (x) an Existing Principal Subsidiary or (y) any other Principal Subsidiary which, at any time, after three months after the acquisition of a Vessel, owns a Vessel free of any mortgage Lien), which Liens were created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of such assets, so long as (i) the acquisition of such assets is not otherwise prohibited by the terms of this Agreement and (ii) each such Lien is created within three months after the acquisition of the relevant assets;

          (c) in addition to other Liens permitted under this Section 7.2.3, Liens securing Indebtedness in an aggregate principal amount at any one time outstanding not exceeding the greater of (x) 3.5% of the total assets of the Borrower and its Subsidiaries taken as a whole as determined in accordance with GAAP as at the last day of the most recent ended Fiscal Quarter or (y) $225,000,000, provided that, with respect to each such item of Indebtedness, the fair market value of the assets subject to Liens securing such Indebtedness (determined at the time of the creation of such Lien) shall not exceed two times the aggregate principal amount of such Indebtedness (and for purposes of this clause (c), the fair market value of any assets shall be determined by (i) in the case of any Vessel, by an Approved Appraiser selected by the Borrower and (ii) in the case of any other assets, by an officer of the Borrower or by the board of directors of the Borrower);

          (d) Liens on assets acquired after the Effective Date by the Borrower or any of its Subsidiaries (other than by (x) any Subsidiary that is an Existing Principal Subsidiary or (y) any other Principal Subsidiary which, at any time, owns a Vessel free of any mortgage Lien) so long as (i) the acquisition of such assets is not otherwise prohibited by the terms of this Agreement and (ii) each of such Liens existed on such assets before the time of its acquisition and was not created by the Borrower or any of its Subsidiaries in anticipation thereof;

          (e) Liens on any asset of any corporation that becomes a Subsidiary of the Borrower (other than a corporation that also becomes a Subsidiary of an Existing Principal Subsidiary) after the Effective Date so long as (i) the acquisition or creation of such corporation by the Borrower is not otherwise prohibited by the terms of this Agreement and (ii) such Liens are in existence at the time such corporation becomes a Subsidiary of the Borrower and were not created by the Borrower or any of its Subsidiaries in anticipation thereof;

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

          (f) Liens securing Government-related Obligations;

          (g) Liens for taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings;

          (h) Liens of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business for sums not overdue or being diligently contested in good faith by appropriate proceedings;

          (i) Liens incurred in the ordinary course of business in connection with workers' compensation, unemployment insurance or other forms of governmental insurance or benefits;

          (j) Liens for current crew's wages and salvage;

          (k) Liens arising by operation of law as the result of the furnishing of necessaries for any Vessel so long as the same are discharged in the ordinary course of business or are being diligently contested in good faith by appropriate proceedings; and

          (l) Liens on Vessels that:

               (i) secure obligations covered (or reasonably expected to be covered) by insurance;

               (ii) were incurred in the course of or incidental to trading such Vessel in connection with repairs or other work to such Vessel; or

               (iii) were incurred in connection with work to such Vessel that is required to be performed pursuant to applicable law, rule, regulation or order;

               provided that, in each case described in this clause (l), such Liens are either (x) discharged in the ordinary course of business or (y) being diligently contested in good faith by appropriate proceedings.

               SECTION 7.2.4. Financial Condition. The Borrower will not permit:

               (a) Net Debt to Capitalization Ratio, as at the end of any Fiscal Quarter, to be greater than 0.625 to 1.

               (b) Fixed Charge Coverage Ratio to be less than 1.25 to 1 as at the last day of any Fiscal Quarter.

               (c)  Stockholders'  Equity to be less than, as at the last day of
          any  Fiscal  Quarter,   the  sum  of  (i)  $3,000,000,000,   excluding
          Accumulated Other Comprehensive Income (Loss) plus (ii) 50% of the consolidated net income of the Borrower and its Subsidiaries for the period commencing on January 1, 2003 and ending on the last day of the Fiscal Quarter most recently ended (treated for these purposes as a single accounting period, but in any event excluding any

Fiscal Quarters for which the Borrower and its Subsidiaries have a consolidated net loss).

          SECTION 7.2.5. Investments. The Borrower will not permit any of the Principal Subsidiaries to make, incur, assume or suffer to exist any Investment in any other Person.

          SECTION 7.2.6. Consolidation, Merger, etc. The Borrower will not, and will not permit any of its Subsidiaries to, liquidate or dissolve, consolidate with, or merge into or with, any other corporation, or purchase or otherwise acquire all or substantially all of the assets of any Person except:

          (a) any such Subsidiary may liquidate or dissolve voluntarily into, and may merge with and into, the Borrower or any other Subsidiary, and the assets or stock of any Subsidiary may be purchased or otherwise acquired by the Borrower or any other Subsidiary; and

          (b) so long as no Default has occurred and is continuing or would occur after giving effect thereto, the Borrower or any of its Subsidiaries may merge into any other Person, or any other Person may merge into the Borrower or any such Subsidiary, or the Borrower or any of its Subsidiaries may purchase or otherwise acquire all or substantially all of the assets of any Person, in each case so long as:

               (i) after giving effect thereto, the Stockholders' Equity of the Borrower and its Subsidiaries is at least equal to 90% of such Stockholders' Equity immediately prior thereto; and

               (ii) in the case of a merger involving the Borrower where the Borrower is not the surviving corporation, the surviving corporation shall have assumed in a writing, delivered to the Administrative Agent, all of the Borrower's obligations hereunder and under the other Loan Documents.

          SECTION 7.2.7. Asset Dispositions, etc. The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, contribute or otherwise convey, or grant options, warrants or other rights with respect to, any material asset (including accounts receivable and capital stock of Principal Subsidiaries) to any Person, except:

          (a) sales of assets (including, without limitation, Vessels) so long as:

               (i) the aggregate net book value of all such assets sold during each 12-month period commencing on the Closing Date, and each anniversary of the Closing Date, does not exceed an amount equal to the greater of (x) 7.5% of Stockholders' Equity as at the end of the last Fiscal Quarter, and (y) $250,000,000, provided however, that in no event shall the aggregate net book value of fixed assets disposed over the life of the Agreement exceed 25% of Stockholders' Equity as at the end of the most recently completed fiscal quarter; and

               (ii) the Borrower or Subsidiary selling such asset receives consideration therefor at least equal to the fair market value thereof (as determined in good faith by (x) in the case of any Vessel, the board of directors of the Borrower and (y) in the case of any other asset, an officer of the Borrower or its board of directors);

          (b) sales of capital stock of any Principal Subsidiary of the Borrower so long as a sale of all of the assets of such Subsidiary would be permitted under the foregoing clause (a);

          (c) sales of capital stock of any Subsidiary other than a Principal Subsidiary; and

          (d) sales of other assets in the ordinary course of business.

          SECTION 7.2.8. Transactions with Affiliates. The Borrower will not, and will not permit any of the Principal Subsidiaries to, enter into, or cause, suffer or permit to exist any arrangement or contract with any of its Affiliates (other than arrangements or contracts among the Borrower and its wholly-owned Subsidiaries) unless such arrangement or contract is on an arms'-length basis, provided that, to the extent that the aggregate fair value of the goods furnished or to be furnished or the services performed or to be performed under all such contracts or arrangements in any one Fiscal Year does not exceed $10,000,000, such contracts or arrangements shall not be subject to this Section 7.2.8.

                                  ARTICLE VIII

                               EVENTS OF DEFAULT

     SECTION 8.1. Listing of Events of Default. Each of the following events or occurrences described in this Section 8.1 shall constitute an "Event of Default".

          SECTION 8.1.1. Non-Payment of Obligations. The Borrower shall default in the payment when due of any principal of or interest on any Loan, any Commitment Fee or the agency fee provided for in Section 10.8, provided that, in the case of any default in the payment of any interest on any Loan or of any Commitment Fee, such default shall continue unremedied for a period of at least two Business Days after notice thereof shall have been given to the Borrower by any Lender; and provided further that, in the case of any default in the payment of such agency fee, such default shall continue unremedied for a period of at least ten days after notice thereof shall have been given to the Borrower by the Administrative Agent.

          SECTION 8.1.2. Breach of Warranty. Any representation or warranty of the Borrower made or deemed to be made hereunder (including any certificates delivered pursuant to Article V) is or shall be incorrect when made in any material respect.

          SECTION 8.1.3. Non-Performance of Certain Covenants and Obligations. The Borrower shall default in the due performance and observance of any other agreement contained herein or in any other Loan Document (other than the covenants set forth in Section 7.2.4) and such default shall continue unremedied for a period of five days after notice thereof shall have been given to the

Borrower by the Administrative Agent or any Lender (or, if (a) such default is capable of being remedied within 30 days (commencing on the first day following such five-day period) and (b) the Borrower is actively seeking to remedy the same during such period, such default shall continue unremedied for at least 35 days after such notice to the Borrower).

          SECTION 8.1.4. Default on Other Indebtedness. The Borrower or any of its Principal Subsidiaries shall fail to pay any Indebtedness that is outstanding in a principal amount of at least $50,000,000 (or the equivalent in other currencies) in the aggregate (but excluding Indebtedness hereunder) when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other event shall occur or condition shall exist under any agreement or instrument evidencing, securing or relating to any such Indebtedness and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to cause or permit the holder or holders of such Indebtedness to cause such Indebtedness to become due and payable prior to its scheduled maturity; or any such Indebtedness shall be declared to be due and payable or required to be prepaid or redeemed (other than by a regularly scheduled required prepayment or redemption or by voluntary agreement), purchased or defeased, or an offer to prepay, redeem, purchase or defease such Indebtedness is required to be made, in each case prior to the scheduled maturity thereof. For purposes of determining Indebtedness for any Hedging Instrument, the principal amount of the obligations under any such instrument at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Borrower or any Principal Subsidiary would be required to pay if such instrument were terminated at such time.

          SECTION 8.1.5. Pension Plans. Any of the following events shall occur with respect to any Pension Plan:

          (a) the institution of any steps by the Borrower, any member of its Controlled Group or any other Person to terminate a Pension Plan if, as a result of such termination, the Borrower or any such member could be required to make a contribution to such Pension Plan, or could reasonably expect to incur a liability or obligation to such Pension Plan, in excess of $50,000,000; or

          (b) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien under Section 302(f) of ERISA and, in each case, such event shall continue unremedied for a period of five Business Days after notice thereof shall have been given to the Borrower by the Administrative Agent or any Lender (or, if (a) such default is capable of being remedied within 15 days (commencing on the first day of such five-Business-Day period) and (b) the Borrower is actively seeking to remedy the same during such period, such default shall continue unremedied for at least 15 days).

          SECTION 8.1.6. Bankruptcy, Insolvency, etc. The Borrower or any of the Principal Subsidiaries (or any of its other Subsidiaries to the extent that the relevant event described below would have a Material Adverse Effect) shall:

          (a) become insolvent or generally fail to pay, or admit in writing its inability to pay, its debts as they become due;

          (b) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for it or any of its property, or make a general assignment for the benefit of creditors;

          (c) in the absence of such application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for it or for a substantial part of its property, and such trustee, receiver, sequestrator or other custodian shall not be discharged within 30 days, provided that the Borrower hereby expressly authorizes the Administrative Agent and each Lender to appear in any court conducting any relevant proceeding during such 30-day period to preserve, protect and defend their respective rights under the Loan Documents;

          (d) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Borrower or any of such Subsidiaries, and, if any such case or proceeding is not commenced by the Borrower or such Subsidiary, such case or proceeding shall be consented to or acquiesced in by the Borrower or such Subsidiary or shall result in the entry of an order for relief or shall remain for 30 days undismissed, provided that the Borrower hereby expressly authorizes the Administrative Agent and each Lender to appear in any court conducting any such case or proceeding during such 30-day period to preserve, protect and defend their respective rights under the Loan Documents; or

          (e) take any corporate action authorizing, or in furtherance of, any of the foregoing.

          SECTION 8.1.7. Ownership of Principal Subsidiaries. Except as a result of a disposition permitted pursuant to clauses (a) or (b) of Section 7.2.7, the Borrower shall cease to own beneficially and of record all of the capital stock of each Existing Principal Subsidiary.

     SECTION 8.2. Action if Bankruptcy. If any Event of Default described in clauses (a) through (d) of Section 8.1.6 shall occur with respect to the Borrower, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all outstanding Loans and all other Obligations shall automatically be and become immediately due and payable, without notice or demand.

     SECTION 8.3. Action if Other Event of Default. If any Event of Default (other than any Event of Default described in clauses (a) through (d) of Section
8.1.6 with respect to the Borrower) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Administrative Agent, upon the direction of the Required Lenders, shall by notice to the Borrower declare all of the outstanding principal amount of the Loans and other Obligations to be due and payable and/or the Commitments (if not theretofore terminated) to be terminated, whereupon the full unpaid amount of such Loans and other Obligations

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

shall be and become immediately due and payable, without further notice, demand or presentment, and/or, as the case may be, the Commitments shall terminate.

                                   ARTICLE IX

                               PREPAYMENT EVENTS

     SECTION 9.1. Listing of Prepayment Events. Each of the following events or occurrences described in this Section 9.1 shall constitute a "Prepayment Event".

          SECTION 9.1.1. Change in Ownership. Any Person other than a member of the Existing Group (a "New Shareholder") shall acquire (whether through legal or beneficial ownership of capital stock, by contract or otherwise), directly or indirectly, effective control over more than 30% of the Voting Stock and:

          (a) the members of the Existing Group have (whether through legal or beneficial ownership of capital stock, by contract or otherwise) in the aggregate, directly or indirectly, effective control over fewer shares of Voting Stock than does such New Shareholder; and

          (b) the members of the Existing Group do not collectively have (whether through legal or beneficial ownership of capital stock, by contract or otherwise) the right to elect, or to designate for election, at least a majority of the Board of Directors of the Borrower.

          SECTION 9.1.2. Change in Board. During any period of 24 consecutive months, a majority of the Board of Directors of the Borrower shall no longer be composed of individuals:

          (a) who were members of said Board on the first day of such period; or

          (b) whose election or nomination to said Board was approved by a vote of at least two-thirds of the members of said Board who were members of said Board on the first day of such period; or

          (c) whose election or nomination to said Board was approved by a vote of at least two-thirds of the members of said Board referred to in the foregoing clauses (a) and (b).

          SECTION 9.1.3. Unenforceability. Any Loan Document shall cease to be the legally valid, binding and enforceable obligation of the Borrower (in each case, other than with respect to provisions of any Loan Document (i) identified as unenforceable in the form of the opinion of the Borrower's counsel set forth as Exhibit D-1 or (ii) that a court of competent jurisdiction has determined are not material) and such event shall continue unremedied for 15 days after notice thereof has been given to the Borrower by any Lender.

          SECTION   9.1.4.   Approvals.    Any   material   license,    consent,
     authorization, registration or approval at any time necessary to enable the Borrower or any

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

Principal Subsidiary to conduct its business shall be revoked, withdrawn or otherwise cease to be in full force and effect, unless the same would not have a Material Adverse Effect.

          SECTION 9.1.5. Non-Performance of Certain Covenants and Obligations. The Borrower shall default in the due performance and observance of any of the covenants set forth in Section 7.2.4.

          SECTION 9.1.6. Judgments. Any judgment or order for the payment of money in excess of $25,000,000 shall be rendered against the Borrower or any of the Principal Subsidiaries by a court of competent jurisdiction and the Borrower or such Principal Subsidiary shall have failed to satisfy such judgment and either:

          (a) enforcement proceedings in respect of any material assets of the Borrower or such Principal Subsidiary shall have been commenced by any creditor upon such judgment or order and shall not have been stayed or enjoined within five Business Days after the commencement of such enforcement proceedings; or

          (b) there shall be any period of 10 consecutive Business Days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

          SECTION 9.1.7. Condemnation, etc. Any Vessel or Vessels shall be condemned or otherwise taken under color of law and the same shall continue unremedied for at least 20 days, unless such condemnation or other taking would not have a Material Adverse Effect.

          SECTION 9.1.8. Arrest. Any Vessel or Vessels shall be arrested and the same shall continue unremedied for at least 20 days, unless such arrest would not have a Material Adverse Effect.

     SECTION 9.2. Mandatory Prepayment. If any Prepayment Event shall occur and be continuing, the Administrative Agent, upon the direction of the Required Lenders, shall by notice to the Borrower (a) require the Borrower to prepay in full on the date of such notice all principal of and interest on the Loans and all other Obligations (and, in such event, the Borrower agrees to so pay the full unpaid amount of each Loan and all accrued and unpaid interest thereon and all other Obligations) and (b) terminate the Commitments (if not theretofore terminated).

                                   ARTICLE X

                                   THE AGENTS

     SECTION 10.1. Actions. Each Lender hereby appoints Citibank, and insofar as the other Agents have duties under this Agreement, each other Agent, as its agent under and for purposes of this Agreement, the Notes and each other Loan Document. Each Lender authorizes the Administrative Agent to act on behalf of such Lender under this Agreement, the Notes and each other Loan Document and, in the absence of other written instructions from the Required Lenders received from time to time by the Administrative Agent (with respect to which the Administrative Agent agrees that it will comply, except as otherwise provided in this Section or as otherwise advised by counsel), to exercise such powers hereunder and thereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof and thereof, together with such powers as may be reasonably incidental thereto. Each Lender hereby indemnifies (which indemnity shall survive any termination of this Agreement) the Administrative Agent, pro rata according to such Lender's Percentage, from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel) that be incurred by or asserted or awarded against, the Administrative Agent in any way relating to or arising out of this Agreement, the Notes and any other Loan Document or any action taken or omitted by the Administrative Agent under this Agreement, the Notes or any other Loan Document; provided that no Lender shall be liable for the payment of any portion of such claims, damages, losses, liabilities and expenses which have resulted from the Administrative Agent's gross negligence or willful misconduct. Without limitation of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand for its ratable share of any out-of-pocket expenses (including reasonable counsel fees) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Administrative Agent is not reimbursed for such expenses by the Borrower. In the case of any investigation, litigation or proceeding giving rise to any such indemnified costs, this Section applies whether any such investigation, litigation or proceeding is brought by the Administrative Agent, any Lender or a third party. The Administrative Agent shall not be required to take any action hereunder, under the Notes or under any other Loan Document, or to prosecute or defend any suit in respect of this Agreement, the Notes or any other Loan Document, unless it is expressly required to do so under this Agreement or is indemnified hereunder to its satisfaction. If any indemnity in favor of the Administrative Agent shall be or become, in the Administrative Agent's determination, inadequate, the Administrative Agent may call for additional indemnification from the Lenders and cease to do the acts indemnified against hereunder until such additional indemnity is given.

     SECTION 10.2. Funding Reliance, etc. Unless the Administrative Agent shall have been notified by telephone, confirmed in writing, by any Lender by 5:00 p.m., New York time, on the day prior to a Borrowing that such Lender will not make available the amount which would constitute its Percentage of such Borrowing on the date specified therefor, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent and, in reliance upon such assumption, make available to the Borrower a corresponding amount. If and to the extent that such Lender shall not have made such amount available to the Administrative Agent, such Lender and the Borrower severally agree to repay the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date the Administrative Agent made such amount available to the Borrower to the date such amount is repaid to the Administrative Agent, at the interest rate applicable at the time to Loans comprising such Borrowing.

     SECTION 10.3. Exculpation. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any Lender for any action taken or omitted to be taken by it under this Agreement or any other Loan Document, or in connection herewith or therewith, except for its own willful misconduct or gross negligence. Without limitation of the generality of the foregoing, the Administrative Agent (i) may treat the payee of any Note a the holder thereof until the Administrative Agent receives and accepts a Lender

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

Assignment Agreement entered into by the Lender that is the payee of such Note, as assignor, and an Assignee Lender as provided in Section 11.11.1; (ii) may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it and in accordance with the advice of such counsel, accountants or experts; (iii) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (iv) shall not have any duty to ascertain or to inquire as to the performance, observance or satisfaction of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or the existence at any time of any Default or Prepayment Event or to inspect the property (including the books and records) of the Borrower; (v) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto; and (vi) shall incur no liability under or in respect of this Agreement by action upon any notice, consent, certificate or other instrument or writing (which may be by telecopier) believed by it to be genuine and signed or sent by the proper party or parties.

     SECTION 10.4. Successor Any Agent may resign as such at any time upon at least 30 days' prior notice to the Borrower and all Lenders, provided that any such resignation shall not become effective until a successor Agent for such resigning Agent has been appointed as provided in this Section 10.4 and such successor Agent has accepted such appointment (provided that no successor Agent shall be appointed for any Agent, other than the Administrative Agent, if after giving effect to such Agent's resignation there would still be two Agents). If any Agent at any time shall resign, the Required Lenders shall, subject to the immediately preceding proviso and subject to the consent of the Borrower (such consent not to be unreasonably withheld), appoint another Lender as a successor to such Agent which shall thereupon become such Agent's successor hereunder (provided that, in the case of a resignation of the Administrative Agent, the Required Lenders shall, subject to the consent of the Borrower unless an Event or Default or a Prepayment Event shall have occurred and be continuing (such consent not to be unreasonably withheld) offer to each of the other Agents in turn, in the order of their respective Commitment Amounts, the right to become successor Administrative Agent). If no successor Agent for any resigning Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the resigning Agent's giving notice of resignation, then the resigning Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be one of the Lenders or, in the case of a resigning Administrative Agent, a commercial banking institution having a combined capital and surplus of at least $500,000,000 (or the equivalent in other currencies), subject, in each case, to the consent of the Borrower (such consent not to be unreasonably withheld). Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall be entitled to receive from the resigning Administrative Agent such documents of transfer and assignment as such successor Administrative Agent may reasonably request, and shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the resigning Administrative Agent, and the resigning Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any resigning Administrative Agent's resignation hereunder as the Administrative Agent, the provisions of:

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

          (a) this Article X shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent under this Agreement; and

          (b) Section 11.3 and Section 11.4 shall continue to inure to its benefit. If a Lender acting as an Agent assigns its Loans to one of its Affiliates, such Agent may, subject to the consent of the Borrower (such consent not to be unreasonably withheld) assign its rights and obligations as Agent to such Affiliate.

     SECTION 10.5. Loans by the Agents. Each Agent shall have the same rights and powers with respect to (x) the Loans made by it or any of its Affiliates, and (y) the Notes held by it or any of its Affiliates as any other Lender and may exercise the same as if it were not an Agent. Each Agent and its Affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower or any Subsidiary or Affiliate of the Borrower as if such Agent were not an Agent hereunder and without any duty to account therefor to the Lenders. No Agent shall have any duty to disclose information obtained or received by it or any of its Affiliates relating to the Borrower or its Subsidiaries to the extent such information was obtained or received in any capacity other than as an Agent.

     SECTION 10.6. Credit Decisions. Each Lender acknowledges that it has, independently of the Administrative Agent, each other Agent and each other Lender, and based on such Lender's review of the financial information of the Borrower, this Agreement, the other Loan Documents (the terms and provisions of which being satisfactory to such Lender) and such other documents, information and investigations as such Lender has deemed appropriate, made its own credit decision to extend its Commitment. Each Lender also acknowledges that it will, independently of the Administrative Agent, each other Agent and each other Lender, and based on such other documents, information and investigations as it shall deem appropriate at any time, continue to make its own credit decisions as to exercising or not exercising from time to time any rights and privileges available to it under this Agreement or any other Loan Document.

     SECTION 10.7. Copies, etc. The Administrative Agent shall give prompt notice to each Lender of each notice or request required or permitted to be given to the Administrative Agent by the Borrower pursuant to the terms of this Agreement (unless concurrently delivered to the Lenders by the Borrower). The Administrative Agent will distribute to each Lender each document or instrument received for its account and copies of all other communications received by the Administrative Agent from the Borrower for distribution to the Lenders by the Administrative Agent in accordance with the terms of this Agreement.

     SECTION 10.8. Agency Fee. The Borrower agrees to pay to the Administrative Agent for its own account an annual agency fee in an amount, and at such times, heretofore agreed to in writing between the Borrower and the Administrative Agent.

                                   ARTICLE XI

                            MISCELLANEOUS PROVISIONS

     SECTION 11.1. Waivers, Amendments, etc. The provisions of this Agreement and of each other Loan Document may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to

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

by the Borrower and the Required Lenders; provided that no such amendment, modification or waiver which would:

          (a) modify any requirement hereunder that any particular action be taken by all the Lenders or by the Required Lenders shall be effective unless consented to by each Lender;

          (b) modify this Section 11.1, change the definition of "Required Lenders", increase the Commitment of any Lender (other than pursuant to Section 2.7), reduce any fees described in Article III or extend the Commitment Termination Date shall be made without the consent of each Lender;

          (c) extend the due date for, or reduce the amount of, any scheduled repayment or prepayment of principal of or interest on any Loan (or reduce the principal amount of or rate of interest on any Loan) shall be made without the consent of each Lender; or

          (d) affect adversely the interests, rights or obligations of the Administrative Agent in its capacity as such shall be made without consent of the Administrative Agent.

No failure or delay on the part of the Administrative Agent or any Lender in exercising any power or right under this Agreement or any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on the Borrower in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by the Administrative Agent or any Lender under this Agreement or any other Loan Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

     SECTION 11.2. Notices. (a) All notices and other communications provided to any party hereto under this Agreement or any other Loan Document shall be in writing or by facsimile and addressed, delivered or transmitted to such party at its address, or facsimile number set forth below its signature hereto or set forth in the Lender Assignment Agreement or Assumption Agreement or at such other address, or facsimile number as may be designated by such party in a notice to the other parties; provided that notices, information, documents and other materials that the Borrower is required to deliver hereunder may be delivered to the Administrative Agent and the Lenders as specified in Section 11.2(b). Any notice, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received.

     (b) So long as Citibank is the Administrative Agent, the Borrower may provide to the Administrative Agent all information, documents and other materials that it furnishes to the Administrative Agent hereunder or any other Loan Document (and any guaranties, security agreements and other agreements relating thereto), including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other materials, but excluding any such communication that (i) relates to a request for a new, or a conversion of an existing Borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due hereunder or any other Loan Document prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of the Agreement and/or any Borrowing or other extension of credit hereunder (all such non-excluded communications being referred to herein collectively as "Communications"), by transmitting the Communications in an electronic/soft medium in a format acceptable to the Administrative Agent to oploanswebadmin@ssmb.com; provided that any Communication requested pursuant to
Section 7.1.1(h) shall be in a format acceptable to the Borrower and the Administrative Agent.

               (1) The Borrower agrees that the Administrative Agent may make such items included in the Communications as the Borrower may specifically agree available to the Lenders by posting such notices on "e-Disclosure" (the "Platform"), the Administrative Agent's internet delivery system that is part of SSB Direct, Global Fixed Income's primary web portal. Although the primary web portal is secured with a dual firewall and a User ID/Password Authorization System and the Platform is secured through a single user per deal authorization method whereby each user may access the Platform only on a deal-by-deal basis, the Borrower acknowledges that (i) the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution, (ii) the Platform is provided "as is" and "as available" and (iii) neither the Administrative Agent nor any of its Affiliates warrants the accuracy, adequacy or completeness of the Communications or the Platform and each expressly disclaims liability for errors or omissions in the Communications or the
          Platform. No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by the Administrative Agent or any of its Affiliates in connection with the Platform.

               (2) The Administrative Agent agrees that the receipt of Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of such Communications to the Administrative Agent for purposes hereunder and any other Loan Document (and any guaranties, security agreements and other agreements relating thereto).

     (c) Each Lender agrees that notice to it (as provided in the next sentence) (a "Notice") specifying that any Communications have been posted to the Platform shall constitute effective delivery of such Communications to such Lender for purposes of this Agreement. Each Lender agrees (i) to notify the Administrative Agent in writing (including by electronic communication) of such Lender's e-mail address to which a Notice may be sent by electronic transmission on or before the date such Lender becomes a party to this Agreement (and from time to time thereafter to ensure that the Administrative Agent has on record an effective e-mail address for such Lender) and (ii) that any Notice may be sent to such e-mail address.

     SECTION 11.3. Payment of Costs and Expenses. The Borrower agrees to pay on demand all reasonable expenses of the Administrative Agent (including the reasonable fees and out-of-pocket expenses of counsel to the Administrative Agent and of local counsel, if any, who may be retained by counsel to the Administrative Agent) in connection with the preparation, execution and delivery of, and any amendments, waivers, consents, supplements or other modifications to, this Agreement or any other Loan Document. The Borrower further agrees to

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

pay, and to save the Administrative Agent and the Lenders harmless from all liability for, any stamp or other taxes which may be payable in connection with the execution or delivery of this Agreement, the borrowings hereunder, or the issuance of the Notes or any other Loan Documents. The Borrower also agrees to reimburse the Administrative Agent and each Lender upon demand for all reasonable out-of-pocket expenses (including reasonable attorneys' fees and legal expenses) incurred by the Administrative Agent or such Lender in connection with (x) the negotiation of any restructuring or "work-out", whether or not consummated, of any Obligations and (y) the enforcement of any Obligations.

     SECTION 11.4. Indemnification. In consideration of the execution and delivery of this Agreement by each Lender and the extension of the Commitments, the Borrower hereby indemnifies and holds harmless each Administrative Agent and each Lender and each of their respective Affiliates and their respective officers, advisors, directors and employees (collectively, the "Indemnified Parties") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Agreement, the Notes or the other Loan Documents or the transactions contemplated hereby or any actual or proposed use of the proceeds of the Loans (collectively, the "Indemnified Liabilities"), except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party's gross negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, any of its directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto. Each Indemnified Party shall (a) furnish the Borrower with prompt notice of any action, suit or other claim covered by this Section 11.4, (b) at the Borrower's request, permit the Borrower to assume control of the defense of any such claim, other than regulatory, supervisory or similar investigations, provided that (i) the Borrower acknowledges in writing its obligations to indemnify the Indemnified Party in accordance with the terms herein in connection with such claims, (ii) the Borrower shall keep the Indemnified Party fully informed with respect to the conduct of the defense of such claim, (iii) the Borrower shall consult in good faith with the Indemnified Party (from time to time and before taking any material decision) about the conduct of the defense of such claim,
(iv) the Borrower shall conduct the defense of such claim properly and diligently taking into account its own interests and those of the Indemnified Party , (v) the Borrower shall employ counsel reasonably acceptable to the Indemnified Party and at the Borrower's expense, and (vi) the Borrower shall not enter into a settlement with respect to such claim unless either (A) such settlement involves only the payment of a monetary sum, does not include any performance by or an admission of liability or responsibility on the part of the Indemnified Party, and contains a provision unconditionally releasing the Indemnified Party and each other indemnified party from, and holding all such persons harmless, against, all liability in respect of claims by any releasing party or (B) the Indemnified Party provides written consent to such settlement (such consent not to be unreasonably withheld or delayed). Notwithstanding the

Borrower's election to assume the defense of such action, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such action and the Borrower shall bear the fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Borrower to represent the Indemnified Party would present such counsel with a conflict of interest arising out of such counsel's involvement in any claim unrelated to the claim that is the subject of the indemnity hereunder , (ii) the actual or potential defendants in, or targets of, any such action include both the Borrower and the Indemnified Party, and the Indemnified Party shall have concluded that there may be legal defenses available to it which are different from or additional to those available to the Borrower and determined that it is necessary to employ separate counsel in order to pursue such defenses (in which case the Borrower shall not have the right to assume the defense of such action on the Indemnified Party's behalf), (iii) the Borrower shall not have employed counsel reasonably acceptable to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the institution of such action, or (iv) the Borrower authorizes the Indemnified Party to employ separate counsel at the Borrower's expense, (c) not agree to any settlement or compromise of any such action, suit or claim without the Borrower's prior consent and (d) shall cooperate fully in the Borrower's defense of any such action, suit or other claim (provided, that the Borrower shall reimburse such Indemnified Party for its reasonable out-of-pocket expenses incurred pursuant hereto). The Borrower acknowledges that none of the Indemnified Parties shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Borrower or any of its security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party's gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings). If and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

     SECTION 11.5. Survival. The obligations of the Borrower under Sections 4.3, 4.4, 4.5, 4.6, 4.7, 11.3 and 11.4, and the obligations of the Lenders under
Section 10.1, shall in each case survive any termination of this Agreement, the payment in full of all Obligations and the termination of all Commitments. The representations and warranties made by the Borrower in this Agreement and in each other Loan Document shall survive the execution and delivery of this Agreement and each such other Loan Document.

     SECTION 11.6. Severability. Any provision of this Agreement or any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or such Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

     SECTION 11.7. Headings. The various headings of this Agreement and of each other Loan Document are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or such other Loan Document or any provisions hereof or thereof.

     SECTION 11.8. Execution in Counterparts, Effectiveness, etc. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This Agreement shall become effective when counterparts hereof executed on behalf of the Borrower and each Lender (or notice thereof satisfactory to the Administrative Agent and the Borrower) shall have been received by the Administrative Agent and the Borrower (or, in the case of any Lender, receipt of signature pages transmitted by facsimile) and notice thereof shall have been given by the Administrative Agent to the Borrower and each Lender.

     SECTION 11.9. Governing Law; Entire Agreement. THIS AGREEMENT AND THE NOTES SHALL EACH BE DEEMED TO BE A CONTRACT MADE UNDER, AND SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK. This Agreement, the Notes and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto.

     SECTION 11.10. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided that:

          (a) except to the extent permitted under Section 7.2.6, the Borrower may not assign or transfer its rights or obligations hereunder without the prior written consent of the Administrative Agent and all Lenders; and

          (b) the rights of sale, assignment and transfer of the Lenders are subject to Section 11.11.

     SECTION 11.11. Sale and Transfer of Loans and Note; Participations in Loans and Note. Each Lender may assign, or sell participations in, its Loans and Commitment to one or more other Persons in accordance with this Section 11.11.

     SECTION 11.11.1. Assignments. Any Lender,

     (i) with the written consents of the Borrower and the Administrative Agent (which consents shall not be unreasonably delayed or withheld and which consent, in the case of the Borrower, shall be deemed to have been given in the absence of a written notice delivered by the Borrower to the Administrative Agent, on or before the fifth Business Day after receipt by the Borrower of such Lender's request for consent, stating, in reasonable detail, the reasons why the Borrower proposes to withhold such consent) may at any time assign and delegate to one or more commercial banks or other financial institutions;

     (ii) with notice to the Borrower and the Administrative Agent, but without the consent of the Borrower or the Administrative Agent, may assign and delegate
(A) to any Lender, (B) to any of its Affiliates or (C) following the occurrence and during the continuance of an Event of Default or a Prepayment Event; and

     (iii) may (without notice to the Borrower, the Administrative Agent or any other Lender and without payment of any fee) assign and pledge all or any portion of its Loans and Note to any Federal Reserve Bank as collateral security pursuant to Regulation A of the F.R.S. Board and any Operating Circular issued by such Federal Reserve Bank;

(each Person described in either of the foregoing clauses as being the Person to whom such assignment and delegation is to be made, being hereinafter referred to as an "Assignee Lender"), all or any fraction of such Lender's total Loans and Commitment (which assignment and delegation shall be of a constant, and not a varying, percentage of all the assigning Lender's Loans and Commitment) in a minimum aggregate amount of $25,000,000 (or, if less, all of such Lender's Loans and Commitment); provided that the Borrower and the Administrative Agent shall be entitled to continue to deal solely and directly with such Lender in connection with the interests so assigned and delegated to an Assignee Lender until:

          (a) written notice of such assignment and delegation, together with payment instructions, addresses and related information with respect to such Assignee Lender, shall have been given to the Borrower and the Administrative Agent by such Lender and such Assignee Lender;

          (b) Such Assignee Lender shall have executed and delivered to the Borrower and the Administrative Agent a Lender Assignment Agreement, accepted by the Administrative Agent; and

          (c) the processing fees described below shall have been paid.

From and after the date that the Administrative Agent accepts such Lender Assignment Agreement, (x) the Assignee Lender thereunder shall be deemed automatically to have become a party hereto and to the extent that rights and obligations hereunder have been assigned and delegated to such Assignee Lender in connection with such Lender Assignment Agreement, shall have the rights and obligations of a Lender hereunder and under the other Loan Documents, and (y) the assignor Lender, to the extent that rights and obligations hereunder have been assigned and delegated by it, shall be released from its obligations hereunder and under the other Loan Documents, other than any obligations arising prior to the effective date of such assignment. In no event shall the Borrower be required to pay to any Assignee Lender at the time of the relevant assignment any amount under Sections 4.3, 4.4, 4.5, 4.6 and 4.7 that is greater than the amount which it would have been required to pay had no such assignment been made. Within five Business Days after its receipt of notice that the Administrative Agent has received an executed Lender Assignment Agreement, the Borrower shall execute and deliver to the Administrative Agent (for delivery to the relevant Assignee Lender) a new Note evidencing such Assignee Lender's assigned Loans and Commitment and, if the assignor Lender has retained Loans and a Commitment hereunder, a replacement Note in the principal amount of the Loans and Commitment retained by the assignor Lender hereunder (such Note to be in exchange for, but not in payment of, that Note then held by such assignor Lender). Each such Note shall be dated the date of the predecessor Note. The assignor Lender shall mark the predecessor Note "exchanged" and deliver it to the Borrower concurrently with the delivery by the Borrower of the new Note(s). Such assignor Lender or such Assignee Lender must also pay a processing fee to the Administrative Agent upon delivery of any Lender Assignment Agreement in the amount of $2,000 (and shall also reimburse the Administrative Agent for any reasonable out-of-pocket costs, including reasonable attorneys' fees and expenses, incurred in connection with the assignment).

     SECTION 11.11.2. Participations. Any Lender may at any time sell to one or more commercial banks or other financial institutions (each of such commercial banks and other financial institutions being herein called a "Participant") participating interests in any of its Loans, its Commitment, or other interests of such Lender hereunder; provided that:

          (a) no participation contemplated in this Section 11.11 shall relieve such Lender from its Commitment or its other obligations hereunder;

          (b) such Lender shall remain solely responsible for the performance of its Commitment and such other obligations;

          (c) the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and each of the other Loan Documents;

          (d) no Participant, unless such Participant is an Affiliate of such Lender, shall be entitled to require such Lender to take or refrain from taking any action hereunder or under any other Loan Document, except that such Lender may agree with any Participant that such Lender will not, without such Participant's consent, take any actions of the type described in clause (b) or (c) of Section 11.1; and

          (e) the Borrower shall not be required to pay any amount under Sections 4.3, 4.4, 4.5, 4.6 and 4.7 that is greater than the amount which it would have been required to pay had no participating interest been sold.

The Borrower acknowledges and agrees that each Participant, for purposes of Sections 4.3, 4.4, 4.5, 4.6 and clause (h) of 7.1.1, shall be considered a Lender.

     SECTION 11.12. Other Transactions. Nothing contained herein shall preclude the Administrative Agent or any Lender from engaging in any transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower or any of its Affiliates in which the Borrower or such Affiliate is not restricted hereby from engaging with any other Person.

     SECTION 11.13. Forum Selection and Consent to Jurisdiction. THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK FOR THE COUNTY OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH LITIGATION. THE BORROWER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR

WITHOUT THE STATE OF NEW YORK. THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING IN THIS AGREEMENT SHALL AFFECT ANY RIGHT THAT ANY PARTY MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN THE COURTS OF ANY JURISDICTION. TO THE EXTENT THAT THE BORROWER HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OF FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE BORROWER HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

     SECTION 11.14. Process Agent. If at any time the Borrower ceases to have a place of business in the United States, the Borrower shall appoint an agent for service of process (reasonably satisfactory to the Administrative Agent) located in New York City and shall furnish to the Administrative Agent evidence that such agent shall have accepted such appointment for a period of time ending no earlier than one year after the Commitment Termination Date.

     SECTION 11.15. Judgment. (a) If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder in Dollars into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase Dollars with such other currency at Citibank's principal office in London at 11:00 A.M. (London time) on the second Business Day preceding that on which final judgment is given.

     (b) The obligation of the Borrower in respect of any sum due from it in any currency (the "Primary Currency") to any Lender or the Administrative Agent hereunder shall, notwithstanding any judgment in any other currency, be discharged only to the extent that on the Business Day following receipt by such Lender or the Administrative Agent (as the case may be), of any sum adjudged to be so due in such other currency, such Lender or the Administrative Agent (as the case may be) may in accordance with normal banking procedures purchase the applicable Primary Currency with such other currency; if the amount of the applicable Primary Currency so purchased is less than such sum due to such Lender or the Administrative Agent (as the case may be) in the applicable Primary Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender or the Administrative Agent (as the case may be) against such loss, and if the amount of the applicable Primary Currency so purchased exceeds such sum due to any Lender or the Administrative Agent (as the case may be) in the applicable Primary Currency, such Lender or the Administrative Agent (as the case may be) agrees to remit to the Borrower such excess.

     SECTION 11.16. Waiver of Jury Trial. THE ADMINISTRATIVE AGENT, THE LENDERS AND THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER LOAN DOCUMENT) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH OTHER PARTY ENTERING INTO THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                ROYAL CARIBBEAN CRUISES LTD.

                                By /s/BONNIE S. BIUMI
                                   --------------------------------
                                   Name: Bonnie S. Biumi
                                   Title:Acting Chief Financial Officer,
                                         Treasurer & Assistant Secretary

                                Address:        1050 Caribbean Way
                                                Miami, Florida 33132
                                                Facsimile No.:  (305) 539-0562
                                                Attention:  Treasurer
                                                With a copy to:  General Counsel

                                CITIBANK, N.A.,
                                 as Administrative Agent


                                By /s/CHARLES R. DELAMATER
                                   --------------------------------
                                   Name: Charles R. Delamater
                                   Title:Managing Director
                                         Senior Credit Officer

Commitment                      Lenders:
$105,000,000.00                 CITIBANK, N.A.,
                                as Administrative Agent and Lender


                                By /s/CHARLES R. DELAMATER
                                   --------------------------------
                                   Name: Charles R. Delamater
                                   Title:Managing Director
                                         Senior Credit Officer

                                Address: 388 Greenwich Street, 23rd Floor
                                         New York, New York 10013
                                         Facsimile No.:  (212) 816-5429
                                         Attention:  Charles Delamater


$105,000,000.00                 NORDEA, acting through Nordea Bank
                                Finland plc, New York Branch



                                By /s/HANS CHR. KJELSRUD
                                   --------------------------------
                                   Name: Hans Chr. Kjelsrud
                                   Title:Senior Vice President


                                By /s/ALISON BAS
                                   --------------------------------
                                   Name: Alison Bas
                                   Title:Vice President

                                Address:  437 Madison Ave, 21st Floor
                                          New York, NY 10022
                                          Facsimile No.:  (212) 421-4420
                                          Attention:  Hans Chr. Kjelsrud

$105,000,000.00                 DEN NORSKE BANK, NEW YORK BRANCH


                                By /s/SANJV NAYAR
                                   --------------------------------
                                   Name: Sanjv Nayar
                                   Title:First Vice President


                                By /s/BARBARA GRONQUIST
                                   --------------------------------
                                   Name: Barbara Gronquist
                                   Title:Senior Vice President


                                Address: 200 Park Avenue
                                         New York, New York 10166
                                         Facsimile No.:  (212) 681-4123
                                         Attention:  Helene Vales



$100,000,000.00                 KREDITANSTALT FR WIEDERAUFBAU


                                By /s/UIBELETSEH    /s/HARTKE
                                   --------------------------------
                                   Name: Uibeletseh    Hartke
                                   Title:IVP           VP


                                Address:  Palmengartenstrasse 5-9
                                          D-60325 Frankfurt am Main,Germany
                                          Facsimile No.:  +49-69-7431-3768
                                          Attention:

$75,000,000.00                  HAMBURGISCHE LANDESBANK



                                By /s/UTA URBANIAK
                                   --------------------------------
                                   Name: Uta Urbaniak
                                   Title:Vice President


                                By /s/STEFANIE RADTKE
                                   --------------------------------
                                   Name: Stefanie Radtke
                                   Title:Vice President

                                Address: Gerhamt-Hauptmann - Plaza 50
                                         D-20095 Hamburg, Germany
                                         Facsimile No.:  +49-40-3333-3048
                                         Attention:  Uta Urbaniak


$10,000,000.00                  COMMERCEBANK, N.A.


                                By /s/ALAN HILLS
                                   --------------------------------
                                   Name: Alan Hills
                                   Title:Vice President

                                Address: 1000 South Powerline Road
                                         Pompano Beach, FL 33069
                                         Facsimile No.:  (954) 971-7713
                                         Attention:  Alan Hills


                                   SCHEDULE I
                              DISCLOSURE SCHEDULE

Item 6.10(b): Vessels

Vessel                                                  Owner                                 Flag
------                                                  ------                               -------
Sovereign of the Seas                                  Sovereign of the Seas Shipping Inc.   Norwegian
Nordic Empress                                         Nordic Empress Shipping Inc.          Bahamian
Monarch of the Seas                                    Monarch of the Seas Inc.              Norwegian
Majesty of the Seas                                    Majesty of the Seas Inc.              Norwegian
Grandeur of the Seas                                   Grandeur of the Seas Inc.             Bahamian
Rhapsody of the Seas                                   Rhapsody of the Seas Inc.             Norwegian
Enchantment of the Seas                                Enchantment of the Seas Inc.          Norwegian
Vision of the Seas                                     Vision of the Seas Inc.               Bahamian
Voyager of the Seas                                    Voyager of the Seas Inc.              Bahamian
Horizon                                                Fantasia Cruising Inc.                Bahamian
Zenith                                                 Zenith Shipping Corp.                 Bahamian
Century                                                Blue Sapphire Marine Inc.             Bahamian
Galaxy                                                 Esker Marine Shipping Inc.            Bahamian
Mercury                                                Seabrook Maritime Inc.                Bahamian
Millennium                                             Millennium Inc.                       Bahamian
Explorer of the Seas                                   Explorer of the Seas Inc.             Bahamian
Infinity                                               Infinity Inc.                         Bahamian
Radiance of the Seas                                   Radiance of the Seas Inc.             Bahamian
Summit                                                 Summit Inc.                           Bahamian
Adventure of the Seas                                  Adventure of the Seas Inc.            Bahamian
Navigator of the Seas                                  Navigator of the Seas Inc.            Bahamian
Constellation                                          Constellation Inc.                    Bahamian

Item 6.11: Subsidiaries

Name of Subsidiary                     Jurisdiction of Organization
-------------------                    -----------------------------
Song of Norway Inc.                    Liberia
Nordic Prince Inc.                     Liberia
Sun Viking Inc.                        Liberia
Song of America Inc.                   Liberia
Sovereign of the Seas Shipping Inc.*   Liberia
Viking Serenade Inc.                   Liberia
Nordic Empress Shipping Inc.*          Liberia
Majesty of the Seas Inc.*              Liberia
Monarch of the Seas Inc.*              Liberia
Admiral Management Inc.                Liberia
GG Operations Inc.                     Delaware
Island For Science Inc.                Indiana
Royal Caribbean Management Inc.        Liberia
Labadee Investments Ltd.               Cayman Islands
Societe Labadee Nord, S.A.             Haiti
Royal Caribbean Cruise Line A/S        Norway


Name of Subsidiary                            Jurisdiction of Organization
------------------                            ----------------------------
Royal Caribbean Merchandise Inc.               Florida
Eastern Steamship Lines Inc.                   Liberia
Grandeur of the Seas Inc.*                     Liberia
Enchantment of the Seas Inc.*                  Liberia
Rhapsody of the Seas Inc.*                     Liberia
Vision of the Seas Inc.*                       Liberia
Voyager of the Seas Inc.*                      Liberia
Explorer of the Seas Inc.*                     Liberia
Royal Celebrity Tours Inc.                     Delaware
White Sand Inc.                                Liberia
Radiance of the Seas Inc.*                     Liberia
Adventure of the Seas Inc.                     Liberia
RCL (UK) Ltd.                                  U.K.
Navigator of the Seas Inc. *                   Liberia
Northwest Adventures Inc.                      Delaware
Beverage Cruise Sales Inc.                     Texas
Celebrity Cruise Lines Inc.                    Cayman Islands
Celebrity Cruises Holdings Inc.                Liberia
Cruise Mar Shipping Holdings Ltd.              Liberia
Seabrook Maritime Inc. *                       Liberia
Esker Marine Shipping Inc. *                   Liberia
Blue Sapphire Marine Inc. *                    Liberia
Fantasia Cruising Inc. *                       Liberia
Cruise Mar Investment Inc.                     Liberia
Universal Cruise Holdings Limited              British Virgin Islands
Celebrity Cruises Inc.                         Liberia
Fourth Transoceanic Shipping Company Limited   Liberia
Zenith Shipping Corporation *                  Liberia
Mediterranean Blue Sea Holdings Ltd.           Liberia
Celebrity Cruises (Management) Inc.            Liberia
Celebrity Cruises (Hellas) Ltd.                Greece
Celebrity Cruises (UK) Ltd.                    U.K.
Atlantic Maritime Recruitment Inc.             Liberia
Millennium Inc.*                               Liberia
Infinity Inc.*                                 Liberia
Summit Inc.*                                   Liberia
Constellation Inc. *                           Liberia
Fifth Transoceanic Shipping Company Limited    Liberia
Ajax Navigation Corporation                    Liberia
Serenity Management Inc.                       Liberia

* Shipholding companies

                                                                      EXHIBIT A
                                  FORM OF NOTE



$--------------                                       -     -------- ---, ------


     FOR VALUE RECEIVED, the undersigned, Royal Caribbean Cruises Ltd., a Liberian corporation (the "Borrower"), promises to pay to the order of ___________________________________ (the "Lender") on __________, ____ the
principal sum of  _______________________________________  DOLLARS ($__________)
or, if less, the aggregate unpaid principal amount of all Loans shown on the schedule attached hereto (and any continuation thereof) made by the Lender pursuant to that certain Credit Agreement, dated as of March 27, 2003 (together with all amendments and other modifications, if any, from time to time thereafter made thereto, the "Credit Agreement"), among the Borrower, CITIBANK, N.A., as Administrative Agent, and the various financial institutions (including the Lender) as are, or shall from time to time become, parties thereto.

     The Borrower also promises to pay interest on the unpaid principal amount hereof from time to time outstanding from the date hereof until maturity (whether by acceleration or otherwise) and, after maturity, until paid, at the rates per annum and on the dates specified in the Credit Agreement. Payments of both principal and interest are to be made in lawful money of the United States of America in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

     This Note is a Note referred to in, and evidences Indebtedness incurred under, the Credit Agreement, to which reference is made for a statement of the terms and conditions on which the Borrower is permitted and required to make prepayments and repayments of principal of the Indebtedness evidenced by this Note and on which such Indebtedness may be declared to be immediately due and payable. Unless otherwise defined, terms used herein have the meanings provided in the Credit Agreement.

     All Loans made by the Lender to the Borrower under the Credit Agreement and all payments of principal hereof by the Borrower to the Lender shall be recorded by the Lender and endorsed on the Schedule attached hereto (and any continuation thereof); provided that the failure by the Lender to set forth such Loans, payments and other information on such Schedule shall not in any manner affect the obligation of the Borrower to repay such Loans in accordance with the terms thereof.

     All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor. THIS NOTE HAS BEEN DELIVERED IN THE STATE OF NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.


                                        ROYAL CARIBBEAN CRUISES LTD.



                                        By:
                                        Name:
                                        Title:


                                                           SCHEDULE TO EXHIBIT A
                          LOANS AND PRINCIPAL PAYMENTS

                                  Amount of     Unpaid
         Amount of    Interest    Principal    Principal          Notation
Date     Loan Made     Period      Repaid       Balance   Total    Made By
-----   ----------   ---------   ----------   ---------  ------  ----------


                                                                       EXHIBIT B

                               BORROWING REQUEST

Citibank, N.A.
Two Penns Way
New Castle, DE  19720


Attention: Bank Loan Syndications

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

Gentlemen and Ladies:

     This Borrowing Request is delivered to you pursuant to Section 2.3 of the Credit Agreement, dated as of March 27, 2003 (together with all amendments, if any, from time to time made thereto, the "Credit Agreement"), among Royal
Caribbean  Cruises  Ltd.,  a  Liberian  corporation  (the  "Borrower"),  certain financial institutions and Citibank, N.A., as Administrative Agent (the "Administrative Agent"). Unless otherwise defined herein or the context otherwise requires, terms used herein have the meanings provided in the Credit Agreement.

     The Borrower hereby requests that a Loan be made in the aggregate principal amount of $_____ on ___________, 200__ having an Interest Period of __________ months.

     The Borrower hereby acknowledges that, pursuant to Section 5.2.2 of the Credit Agreement, each of the delivery of this Borrowing Request and the acceptance by the Borrower of the proceeds of the Loans requested hereby constitute a representation and warranty by the Borrower that, on the date of such Loans (before and after giving effect thereto and to the application of the proceeds therefrom), all statements set forth in Section 5.2.1 are true and correct in all material respects.

     The Borrower agrees that if prior to the time of the Borrowing requested hereby any matter certified to herein by it will not be true and correct at such time as if then made, it will immediately so notify the Administrative Agent. Except to the extent, if any, that prior to the time of the Borrowing requested hereby the Administrative Agent shall receive written notice to the contrary from the Borrower, each matter certified to herein shall be deemed once again to be certified as true and correct at the date of such Borrowing as if then made.

     Please wire transfer the proceeds of the Borrowing to the accounts of the following persons at the financial institutions indicated respectively:


                     Person to be Paid
Amount to be     --------------------------      Name, Address, etc.
Transferred       Name          Account No.      of Transferee Lender
-----------      -----          -----------      --------------------

$----------      ----------     -----------      --------------------
                                                 --------------------
                                                  Attention:---------

$----------      ----------     -----------      --------------------
                                                 --------------------
                                                  Attention:---------

Balance of       The Borrower   -----------      --------------------
such proceeds                                    --------------------
                                                  Attention:

     The Borrower has caused this Borrowing Request to be executed and delivered, and the certification and warranties contained herein to be made, by its duly Authorized Officer this ---- day of ----------, 200-.

                                        ROYAL CARIBBEAN CRUISES LTD.

                                        By: --------------------------------
                                            Name:
                                            Title:

                                                                       EXHIBIT C

                             INTEREST PERIOD NOTICE

Citibank, N.A.
Two Penns Way
New Castle, DE  19720


Attention: Bank Loan Syndications

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

Gentlemen and Ladies:

     This Interest Period Notice is delivered to you pursuant to Section 2.4 of the Credit Agreement, dated as of March 27, 2003 (together with all amendments, if any, from time to time made thereto, the "Credit Agreement"), among Royal Caribbean Cruises Ltd., a Liberian corporation (the "Borrower"), certain financial institutions and Citibank, N.A., as Administrative Agent (the "Administrative Agent"). Unless otherwise defined herein or the context otherwise requires, terms used herein have the meanings provided in the Credit Agreement.

     The Borrower hereby requests that on , 200 ,

          (1) $------------- of the presently outstanding principal amount of the Loans originally made on -------------,--------- [and $--------------
     of the presently outstanding principal amount of the Loans originally made on ------------------,------------],

          (2) be continued as Loans having an Interest Period of ------ months.

     The Borrower has caused this Interest Period Notice to be executed and delivered by its Authorized officer this ------------ day of ---------, 200-.


                                        ROYAL CARIBBEAN CRUISES LTD.

                                        By: --------------------------------
                                            Name:
                                            Title:

                                                                     EXHIBIT D-1

                  [Form of Opinion of Counsel to the Borrower]

------------------, 2003

To the Lenders party to the
   Credit Agreement referred to
   below and to Citibank, N.A.,
   as Administrative Agent

Gentlemen:

     I am the General Counsel of Royal Caribbean Cruises Ltd. ("RCCL") and have acted in that capacity in connection with the Credit Agreement dated as of March 27, 2003 (the "Credit Agreement") between RCCL, the Lenders referred to therein and Citibank, N.A., as Administrative Agent.

     In connection with the opinions expressed herein, I have examined originals or copies certified or otherwise identified to my satisfaction of such agreements, documents, certificates, and other statements of such governmental officials and corporate officers and other representatives of the corporations referred to herein and other papers as I have deemed relevant and necessary as a basis for such opinions. In making such examinations I have assumed the genuineness of all signatures and the conformity with the originals of all documents submitted to me as copies. As to facts material to my opinion, I have relied on the representations, warranties and statements made in or pursuant to the Credit Agreement and the other documents referred to herein and upon certificates of public officials and certificates and other written or oral statements of officers and other representatives of the corporations named herein.

     Unless otherwise defined herein, the capitalized terms used herein shall have the meanings assigned to them in the Credit Agreement.

     Based on the foregoing and subject to the qualifications and exceptions expressed herein, it is my opinion that:

          (i) no registration or other official action in the State of Florida is required in order to render the Credit Agreement or any of the other Loan Documents enforceable against RCCL;

          (ii) to the extent that their respective incomes are excludable from United States Income Taxation pursuant to Section 883 of the Internal Revenue Code, none of RCCL and its Principal Subsidiaries is, or under current law will be, taxable on its income under the Revenue Code of the State of Florida. In addition, RCCL is not required, as a matter of the law of the State of Florida, to withhold income tax with respect to any interest or principal payments it is or may be required to make under the Loan Documents;

                                      D-1-1

          (iii) To the best of my knowledge, the execution, delivery and performance by RCCL of the Credit Agreement and the other Loan Documents, and the consummation of the transactions contemplated thereby do not contravene any contractual or legal restriction contained in any indentures, loan or credit agreements, leases, guarantees, mortgages, security agreements, bonds, notes and other agreements or instruments, or any orders, writs, judgments, awards, injunctions and decrees, that affect or purport to affect RCCL's right to borrow money or RCCL's obligations under the Credit Agreement or any of the other Loan Documents; and

          (iv) To the best of my knowledge, there are no pending or overtly threatened actions or proceedings against RCCL or any of its Subsidiaries before any court, governmental agency or arbitrator that purport to affect the legality, validity, binding effect or enforceability of the Credit Agreement or any of the other Loan Documents or the consummation of the transactions contemplated thereby or that are likely to have a materially adverse effect upon the financial condition or operations of RCCL or any of its Subsidiaries.

The opinions expressed above are subject to the following further qualifications: (i) the effect on the enforceability of the Loan Documents or insolvency, bankruptcy, moratorium, or reorganization laws or other similar laws affecting generally the enforcement of creditors' rights, (ii) general equity principles, (iii) the possibility that certain provisions of the agreements may not be specifically enforceable, (iv) no opinion is expressed herein as to the choice of law provisions contained in the Agreements, (v) no opinion is expressed herein as to the necessity of any of the Lenders to be qualified to do business in the State of Florida or to make any filings in connection therewith and (vi) no opinion is expressed herein as to laws other than the laws of the State of Florida.

          This opinion is solely for the benefit of the Lenders and the Administrative Agent and is not to be relied on by any other person.

                                Very truly yours,

                                      D-1-2

                                                                     EXHIBIT D-2

       [Form of Opinion of Liberian and New York Counsel to the Borrower]

-----------------, 2003

To the Lenders party to the
  Credit Agreement referred to
  below and to Citibank, N.A.,
  as Administrative Agent

Gentlemen:

     We have acted as legal counsel on matters of Liberian law and New York law to Royal Caribbean Cruises Ltd., a Liberian corporation (the "Borrower"), in connection with (a) a Credit Agreement dated as of March 27, 2003 (the "Credit Agreement") and made between (1) the Borrower, (2) the Lenders (as defined therein) as several lenders, and (3) Citibank, N.A. (the "Administrative Agent") in respect of a revolving credit facility in the maximum aggregate amount of $500,000,000, and (b) the Notes referred to in the Credit Agreement
(collectively, together with the Credit Agreement, the "Documents"). Terms defined in the Credit Agreement shall have the same meaning when used herein.

     With reference to the Documents you have asked for our opinion on the matters set forth below. In rendering this opinion we have examined executed copies of the Documents. We have also examined originals or photostatic copies or certified copies of all such agreements and other instruments, certificates by public officials and certificates of officers of the Borrower as are relevant and necessary and relevant corporate authorities of the Borrower. We have assumed with your approval, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies, the power, authority and legal right of the parties to the Documents other than the Borrower to enter into and perform their respective obligations under each of the Documents, and the due authorization of the execution of the Documents by all parties thereto other than the Borrower.

     As to questions of fact material to this opinion, we have, when relevant facts were not independently established, relied upon certificates of public officials and of officers or representatives of the Borrower.

     We are attorneys admitted to practice in the State of New York and do not purport to be experts in the laws of any other jurisdiction. Insofar as our opinion relates to the law of the Republic of Liberia, we have relied on opinions of counsel in Liberia rendered in transactions which we consider to afford a satisfactory basis for such opinion, and upon our independent examinations of the Liberian Corporation Act of 1948 (Chapter 1 of Title 4 of the Liberian Code of Laws of 1956, effective March 1, 1958 as amended to July,
1973), the Liberian Business Corporation Act of 1976 (Part 1 of Title V of the Liberian Code of Laws (Revised) of 1976, effective January 2, 1977) and the

                                      D-2-1

Liberian Maritime Law (Chapter 3 of Title 21 of the Liberian Code of Laws as amended) as contained in pamphlets delivered to us by The Liberian International Ship & Corporate Registry, LLC (who have today advised us that to the best of their knowledge such laws remain in effect on the date hereof) and our knowledge and interpretation of analogous laws in the United States. We express no opinion as to the laws of any other jurisdiction. In rendering our opinion as to the valid existence in good standing of the Borrower, we have relied on Certificates of Good Standing issued by order of the Minister of Foreign Affairs of the Republic of Liberia on March __, 2003.

     Based upon and subject to the foregoing and having regard to the legal considerations which we deem relevant, we are of the opinion that:

1. The Borrower is a corporation duly incorporated, validly existing under the aforementioned Business Corporation Act and in good standing under the law of the Republic of Liberia and has full power to enter into and perform its obligations under the Documents;

2. The Borrower has full right, power and authority to enter into, execute and deliver the Documents and to perform each and all of the matters and things provided for therein;

3. Each of the Documents has been executed and delivered by a duly authorized signatory of the Borrower and constitutes the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with its terms;

4. Neither the execution of, nor the performance of its obligations under, any of the Documents by the Borrower will contravene any existing applicable law, regulation or restrictions of the Republic of Liberia or the State of New York and no consents or approvals of, or exemptions by, any Liberian or New York governmental or public bodies and authorities are required in connection with the execution and delivery by the Borrower of the Documents;

5.   Neither  the  execution  nor  delivery  of any of the  Documents,  nor  the transactions contemplated therein, nor compliance with the terms and conditions thereof, will contravene any provisions of Liberian or New York law or regulation or violate any provisions of the Articles of Incorporation or the Bylaws of the Borrower;

6. It is not necessary to file, record or register any of the Documents or any instrument relating thereto or effect any other official action in any public office or elsewhere in the Republic of Liberia or the State of New York to render any such document enforceable against the Borrower;

7. Assuming that no more than 25% of the total combined voting power and no more than 25% of the total value of the outstanding equity stock of the Borrower is owned, directly or indirectly, by persons resident in Liberia and that the Borrower does not engage in Liberia in the pursuit of gain or profit with a degree of continuity or regularity, the Borrower is not required or entitled under any existing applicable law or regulation of the Republic of Liberia to make any withholding or deduction in respect of any

                                      D-2-2
     tax or otherwise from any payment which it is or may be required to make under any of the Documents;

8. Assuming none of the Documents having been executed in Liberia, no stamp or registration or similar taxes or charges are payable in the Republic of Liberia in respect of any of the Documents or the enforcement thereof in the Courts of Liberia other than (i) customary court fees payable in litigation in the Courts of Liberia and (ii) nominal documentary stamp taxes if the Documents are ever submitted to a Liberian court;

9. Assuming that the shares of the Borrower and the Principal Subsidiaries are not owned, directly or indirectly, by the Republic of Liberia or any other sovereign under Liberian law, neither the Borrower nor any of the Principal Subsidiaries nor the property or assets of any of them (including in the case of the Principal Subsidiaries any of the Vessels and their earnings and insurances and requisition compensation) is immune from the institution of legal proceedings or the obtaining or execution of a judgment in the Republic of Liberia; and

10. Under Liberian law the choice by the Borrower of the law of the State of New York to govern the Credit Agreement and the Notes is a valid choice of law and the irrevocable submission thereunder by the Borrower to the jurisdiction of the Supreme Court of the State of New York for the County of New York and for the United States District Court for the Southern District of New York is a valid submission to such courts. In the event a judgment of such courts against the Borrower was obtained after service of process in the mariner specified in the Credit Agreement, the same would be enforced by the courts of the Republic of Liberia without further review on the merits unless: (i) the judgment was obtained by fraud; or (ii) the judgment was given in a manner contrary to natural justice or the judgment was given in a manner contrary to the public policy of the Republic of Liberia; or (iii) the judgment was in a case in which the defendant did not appear or in which an authorized person did not appear in such defendant's behalf; or (iv) the judgment was not for a specific ascertained sum of money; or (v) the judgment was not final and conclusive in accordance with the laws of the jurisdiction in which the judgment was obtained.

     We qualify our opinion to the extent that (i) the enforceability of the rights and remedies provided for in the Documents (a) may be limited by bankruptcy, reorganization, insolvency, moratorium and other similar laws affecting generally the enforcement of creditors' rights and (b) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), including application by a court of competent jurisdiction of principles of good faith, fair dealing, commercial reasonableness, materiality, unconscionability and conflict with public policy or similar principles, and (ii) while there is nothing in the law of the Republic of Liberia that prohibits a Liberian corporation from submitting to the jurisdiction of a forum other than Liberia, the enforceability of such submission to jurisdiction provisions is not dependent upon Liberian law and such provisions may not be enforceable under the law of a particular jurisdiction.

                                      D-2-3

A copy of this opinion letter may be delivered by any of you to any Person that becomes a Lender in accordance with the provisions of the Credit Agreement. Any such Lender may rely on the opinion expressed above as if this opinion letter were addressed and delivered to such Lender on the date hereof.

This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you or any other Lender who is permitted to rely on the opinion expressed herein as specified in the next preceding paragraph of any development or circumstance of any kind including any change of law or fact that may occur after the date of this opinion letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this opinion letter. Accordingly, any Lender relying on this opinion letter at any time should seek advice of its counsel as to the proper application of this opinion letter at such time.

                                Very truly yours,


                                      D-2-4

                                                                       EXHIBIT E

                          LENDER ASSIGNMENT AGREEMENT

To: Royal Caribbean Cruises, Ltd.

To: Citibank, N.A.,
    as the Administrative Agent

ROYAL CARIBBEAN CRUISES LTD.

Gentlemen and Ladies:

     We refer to clause (b) of Section 11.11.1 of the Credit Agreement, dated as of March 27, 2003 (together with all amendments and other modifications, if any, from time to time thereafter made thereto, the "Credit Agreement"), among Royal Caribbean Cruises, Ltd., a Liberian corporation (the "Borrower"), the various financial institutions (the "Lenders") as are, or shall from time to time become, parties thereto, and Citibank, N.A., as administrative agent (the "Administrative Agent") for the Lenders. Unless otherwise defined herein or the context otherwise requires, terms used herein have the meanings provided in the Credit Agreement.

     This  agreement  is  delivered  to you  pursuant  to clause  (b) of Section
11.11.1 of the Credit Agreement and also constitutes notice to each of you, pursuant to clause (a) of Section 11.11.1 of the Credit Agreement, of the assignment and delegation to __________ (the "Assignee") of __% of the Loans and Commitment of __________ (the "Assignor") outstanding under the Credit Agreement on the date hereof. After giving effect to the foregoing assignment and delegation, the Assignor's and the Assignee's Percentages for the purposes of the Credit Agreement are set forth opposite such Person's name on the signature pages hereof.

[Add paragraph dealing with accrued interest and fees with respect to Loans assigned.]

     The Assignee hereby acknowledges and confirms that it has received a copy of the Credit Agreement and the exhibits related thereto, together with copies of the documents which were required to be delivered under the Credit Agreement as a condition to the making of the Loans thereunder. The Assignee further confirms and agrees that in becoming a Lender and in making its Commitment and Loans under the Credit Agreement, such actions have and will be made without recourse to, or representation or warranty by the Administrative Agent.

     Except as otherwise provided in the Credit Agreement, effective as of the date of acceptance hereof by the Administrative Agent

     (a) the Assignee

          (i) shall be deemed automatically to have become a party to the Credit Agreement, have all the rights and obligations of a "Lender" under the Credit Agreement and the other Loan Documents as if it were an original signatory thereto to the extent specified in the second paragraph hereof;

          (ii) agrees to be bound by the terms and conditions set forth in the Credit Agreement and the other Loan Documents as if it were an original signatory thereto; and

     (b) the Assignor shall be released from its obligations under the Credit Agreement and the other Loan Documents to the extent specified in the second paragraph hereof.

     The Assignor and the Assignee hereby agree that the [Assignor] [Assignee] will pay to the Administrative Agent the processing fee referred to in Section
11.11.1 of the Credit Agreement upon the delivery hereof.

     The Assignee hereby advises each of you of the following administrative details with respect to the assigned Loans and Commitment and requests the Administrative Agent to acknowledge receipt of this document:

        (A)     Address for Notices:

                        Institution Name:

                        Attention:

                        Domestic Office:

                        Telephone:

                        Facsimile:

                        Telex (Answerback)

                        Lending Office:

                        Telephone:

                        Facsimile:

                        Telex (Answerback):

        (B)             Payment Instructions:

     The Assignee  agrees to furnish the tax form required by last  paragraph of
Section 4.6 (if so required) of the Credit Agreement no later than the date of acceptance hereof by the Administrative Agent.

     This Agreement may be executed by the Assignor and Assignee in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

Adjusted Percentage                     [ASSIGNOR]
-------------------

   Commitment
      and
     Loans:     ------%

                                        By:-----------------------------
                                           Title:



Adjusted Percentage                     [ASSIGNOR]
-------------------

   Commitment
      and
     Loans:     ------%

                                        By:-----------------------------
                                           Title:

Accepted and Acknowledged this
---- day of --------, ------.



CITIBANK, N.A.,
 as Administrative Agent



By: ------------------------
   Title:

                                                                       EXHIBIT F

                     FORM OF COMMITMENT INCREASE AGREEMENT

Date: --------------------

Citibank, N.A.,
 as Administrative Agent
[add address]

Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida  33132

Ladies and Gentlemen:

     We refer to the Credit Agreement dated as of March 27, 2003 (as amended, restated, modified, supplemented or renewed from time to time, the "Credit Agreement") among Royal Caribbean Cruises Ltd. (the "Borrower"), the Lenders referred to therein, and Citibank, N.A., as administrative agent (in such capacity, the "Administrative Agent"). Terms defined in the Credit Agreement are used herein as therein defined.

     This  Commitment  Increase  Agreement  is made and  delivered  pursuant  to
Section 2.7 of the Credit Agreement.

     Subject to the terms and conditions of Section 2.7 of the Credit Agreement, ------------------------------- (the "Increasing Lender") will increase its
Commitment to an amount equal to $-----------, on the Increased Commitment Date applicable to it. The Increasing Lender hereby confirms and agrees that with effect on and after such Increased Commitment Date, the Commitment of the Increasing Lender shall be increased to the amount set forth above, and the Increasing Lender shall have all of the rights and be obligated to perform all of the obligations of a Lender under the Credit Agreement with a Commitment in the amount set forth above.

     Effective on the Increased Commitment Date applicable to it, the Increasing Lender (i) accepts and assumes from the assigning Lenders, without recourse, such assignment of Loans as shall be necessary to effectuate the adjustments in the Percentages of the Lenders contemplated by Section 2.7 of the Credit Agreement, and (ii) to the extent there are Outstanding Loans, agrees to fund on such Increased Commitment Date such assumed amounts of Loans to the Administrative Agent for the account of the assigning Lenders in accordance with the provisions of the Credit Agreement, in the amount notified to the Increasing Lender by the Administrative Agent.

     This Commitment Increase Agreement shall constitute a Loan Document under the Credit Agreement.

     THIS COMMITMENT INCREASE AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, NOTWITHSTANDING ITS EXECUTION OUTSIDE SUCH STATE.

     IN WITNESS  WHEREOF,  the  Increasing  Lender has  caused  this  Commitment
Increase   Agreement  to  be  duly  executed  and  delivered  in  -------------,
-------------, by its proper and duly authorized officer as of the day and year first above written.

                                        [INCREASING BANK]


                                        By:-------------------------------
                                        Title:


CONSENTED TO as of ------------:

ROYAL CARIBBEAN CRUISES LTD.


By:----------------------------
Title:


ACKNOWLEDGED as of ------------:

CITIBANK, N.A.,
 as Administrative Agent


By:----------------------------
Title:

                                                                       EXHIBIT G


                         FORM OF ADDED LENDER AGREEMENT


Date: -------------------


Citibank, N.A.
  as Administrative Agent
[add address]

Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida  33132

Ladies and Gentlemen:

     We refer to the Credit Agreement dated as of March 27, 2003 (as amended, restated, modified, supplemented or renewed from time to time, the "Credit Agreement") among Royal Caribbean Cruises Ltd. (the "Borrower"), the Lenders referred to therein, and Citibank, N.A., as administrative agent (in such capacity, the "Administrative Agent"). Terms defined in the Credit Agreement are used herein as therein defined.

     This Added Lender Agreement is made and delivered pursuant to Section 2.7 of the Credit Agreement.

     Subject to the terms and conditions of Section 2.7 of the Credit Agreement, ------------------------ (the "Added Lender") will become a party to the Credit Agreement as a Lender, with a Commitment equal to $-----------, on the Increased Commitment Date applicable to it. The Added Lender hereby confirms and agrees that with effect on and after such Increased Commitment Date, the Added Lender shall be and become a party to the Credit Agreement as a Lender and have all of the rights and be obligated to perform all of the obligations of a Lender thereunder with a Commitment in the amount set forth above.

     Effective on the Increased Commitment Date applicable to it, the Added Lender (i) accepts and assumes from the assigning Lenders, without recourse, such assignment of Loans as shall be necessary to effectuate the adjustments in the Percentages of the Lenders contemplated by Section 2.7 of the Credit Agreement, and (ii) agrees to fund on such Increased Commitment Date such assumed amounts of Loans to the Administrative Agent for the account of the assigning Lenders in accordance with the provisions of the Credit Agreement, in the amount notified to the Added Lender by the Administrative Agent.


The following administrative details apply to the Added Lender:

(A)  Lending Office(s):
     -----------------

     Lender name:        ---------------------------------------------------
     Address:            ---------------------------------------------------
                         ---------------------------------------------------
                         ---------------------------------------------------
                         ---------------------------------------------------
     Attention:          ---------------------------------------------------
     Telephone:          (    )---------------------------------------------
     Facsimile:          (    )---------------------------------------------


     Lender name:        ---------------------------------------------------
     Address:            ---------------------------------------------------
                         ---------------------------------------------------
                         ---------------------------------------------------
                         ---------------------------------------------------
     Attention:          ---------------------------------------------------
     Telephone:          (    )---------------------------------------------
     Facsimile:          (    )---------------------------------------------

(B)  Notice Address:
     ---------------
     Lender name:        ---------------------------------------------------
     Address:            ---------------------------------------------------
                         ---------------------------------------------------
                         ---------------------------------------------------
                         ---------------------------------------------------
     Attention:          ---------------------------------------------------
     Telephone:          (    )---------------------------------------------
     Facsimile:          (    )---------------------------------------------

(C)  Payment Instructions:
     ---------------------
     Account Number:     ---------------------------------------------------
     At:                 ---------------------------------------------------
                         ---------------------------------------------------
                         ---------------------------------------------------
     Reference:          ---------------------------------------------------
     Attention:          ---------------------------------------------------


     This Added Lender Agreement shall constitute a Loan Document under the Credit Agreement.

     THIS ADDED LENDER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, NOTWITHSTANDING ITS EXECUTION OUTSIDE SUCH STATE.

     IN WITNESS WHEREOF, the Added Lender has caused this Added Lender Agreement to be duly executed and delivered in ---------------, ------------, by its proper and duly authorized officer as of the day and year first above written.

                                [ADDED LENDER]


                                By:---------------------------------
                                Title:

ONSENTED TO as of --------:

ROYAL CARIBBEAN CRUISES LTD.


By:------------------------
Title:


ACKNOWLEDGED as of -------:

CITIBANK, N.A.,
 as Administrative Agent


By:-----------------------
Title:

                                                                       EXHIBIT H
                    [Form of opinion of Shearman & Sterling]


                                                          ----------------, 2003
To the Initial Lenders party to the
Credit Agreement referred to
below and to Citibank, N.A.,
as Administrative Agent

Ladies and Gentlemen:

We have acted as special New York counsel to Citibank, N.A., as Administrative Agent, in connection with the preparation, execution and delivery of the Credit Agreement dated as of ___________, 2003 (the "Credit Agreement"), among Royal Caribbean Cruises Ltd., a Liberian corporation (the "Borrower"), and each of you (each a "Lender"). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as therein defined.

In that connection, we have examined a counterpart of the Credit Agreement executed by the Borrower, the Notes executed by the Borrower and delivered on the date hereof (for purposes of this opinion letter, the "Notes") and, to the extent relevant to our opinion expressed below, the other documents delivered by the Borrower pursuant to Section 5.1 of the Credit Agreement.

In our examination of the Credit Agreement, the Notes and such other documents, we have assumed, without independent investigation (a) the due execution and delivery of the Credit Agreement by all parties thereto and of the Notes by the Borrower, (b) the genuineness of all signatures, (c) the authenticity of the originals of the documents submitted to us and (d) the conformity to originals of any documents submitted to us as copies.

In addition, we have assumed, without independent investigation, that (i) the Borrower is duly organized and validly existing under the laws of the jurisdiction of its organization and has full power and authority (corporate and otherwise) to execute, deliver and perform the Credit Agreement and the Notes and (ii) the execution, delivery and performance by the Borrower of the Credit Agreement and the Notes have been duly authorized by all necessary action (corporate or otherwise) and do not (A) contravene the certificate of incorporation, bylaws or other constituent documents of the Borrower, (B) conflict with or result in the breach of any document or instrument binding on the Borrower or (C) violate or require any governmental or regulatory authorization or other action under any law, rule or regulation applicable to the Borrower other than New York law or United States federal law applicable to borrowers generally or, assuming the correctness of the Borrower's statements made as representations and warranties in Section 6.3 of the Credit Agreement, applicable to the Borrower. We have also assumed that the Credit Agreement is the legal, valid and binding obligation of each Lender, enforceable against such Lender in accordance with its terms.

Based upon the foregoing examination and assumptions and upon such other investigation as we have deemed necessary and subject to the qualifications set forth below, we are of the opinion that the Credit Agreement and each of the Notes are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms.

Our opinion above is subject to the following qualifications:

     (i) Our opinion above is subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar law affecting creditors' rights generally.

     (ii) Our opinion above is also subject to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).

     (iii)We express no opinion as to the enforceability of the indemnification provisions set forth in Section 11.4 of the Credit Agreement to the extent enforcement thereof is contrary to public policy regarding the exculpation of criminal violations, intentional harm and acts of willful or gross negligence or recklessness.

     (iv) We also express no opinion as to the enforceability of the provisions of Section 11.15 of the Credit Agreement (concerning currency conversion for judgments, and judgments in a currency other than that of the primary currency).

     (v) Our opinion above is limited to the law of the State of New York and the federal law of the United States of America and we do not express any opinion herein concerning any other law. Without limiting the generality of the foregoing, we express no opinion as to the effect of the law of a jurisdiction other than the State of New York wherein any Lender may be located or wherein enforcement of the Credit Agreement or any of the Notes may be sought that limits the rates of interest legally chargeable or collectible.

A copy of this opinion letter may be delivered by any of you to any Person that becomes a Lender in accordance with the provisions of the Credit Agreement. Any such Lender may rely on the opinion expressed above as if this opinion letter were addressed and delivered to such Lender on the date hereof.

This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you or any other Lender who is permitted to rely on the opinion expressed herein as specified in the next preceding paragraph of any development or circumstance of any kind including any change of law or fact that may occur after the date of this opinion letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this opinion letter. Accordingly, any Lender relying on this opinion letter at any time should seek advice of its counsel as to the proper application of this opinion letter at such time.

                                        Very truly yours,


WEH:SLH


                                     H-8